Exhibit 99.1

MANAGEMENT INFORMATION CIRCULAR

Notice of Annual & Special Meeting of Shareholders May 15, 2009

Dated April 14, 2009

2008 MANAGEMENT INFORMATION CIRCULAR

GAMMON GOLD INC.
400-1701 Hollis Street
PO Box 2067
Halifax, Nova Scotia B3J 2Z1

Notice of Annual & Special Meeting of Shareholders

NOTICE IS HEREBY GIVEN that an Annual & Special Meeting of the Shareholders of Gammon Gold Inc. (the "Corporation") will be held at the Fairmont Queen Elizabeth Hotel, in the Harricana Room, 900 René Levesque Blvd. W. Montreal, Quebec H3B 4A5 on Friday, May 15, 2009, at the hour of 9:00 o’clock in the morning (Eastern Standard time) for the following purposes:

1.

To receive and consider the audited consolidated financial statements of the Corporation for the year ended December 31, 2008, together with the report of the auditors thereon;

2.

To elect directors;

3.

To re-appoint auditors and to authorize the directors to fix their remuneration;

4.

To consider, and, if thought fit, pass an ordinary resolution of disinterested Shareholders approving the issuance of up to 727,245 common shares of the Corporation for awarding to executive officers of the Corporation as payment for their 2008 annual incentive bonus, as more particularly described in the attached Management Information Circular;

5.

To consider and, if thought fit, pass an ordinary resolution of disinterested Shareholders approving the implementation of the Employee Share Purchase Plan of the Corporation effective July 1, 2009 and the reservation of 1,250,000 common shares of the Corporation for issuance thereunder, as more fully described in the attached Management Information Circular; and

6.

To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

This notice is accompanied by a form of proxy, a Management Information Circular and the audited consolidated financial statements of the Corporation for the year ended December 31, 2008. Shareholders who are unable to attend the meeting in person are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the meeting.

DATED at Halifax, Nova Scotia this 14th day of April, 2009.

By Order of the Board
(Signed): "Fred George"
Fred George
President & Chairman

2008 MANAGEMENT INFORMATION CIRCULAR

MANAGEMENT INFORMATION CIRCULAR
TABLE OF CONTENTS

2008 MANAGEMENT INFORMATION CIRCULAR

Employee Share Purchase Plan	28
PRESIDENT & CHAIRMAN RETIREMENT PLAN ARRANGEMENT	30
TERMINATION AND CHANGE OF CONTROL BENEFITS	30
DIRECTOR COMPENSATION	33
Retainer Fees	33
Meetings without Management	34

SECTION IV - CORPORATION GOVERNANCE	34
INDEPENDENCE OF THE BOARD OF DIRECTORS	35
MANDATE OF THE BOARD OF DIRECTORS	36
POSITION DESCRIPTIONS	36
EXPECTATIONS OF MANAGEMENT	36
DIRECTOR NOMINATION PROCESS	37
ORIENTATION AND CONTINUING EDUCATION	37
RETIREMENT AGE	37
CODE OF CONDUCT	37
BOARD EFFECTIVENESS	38
COMMITTEES OF THE BOARD OF DIRECTORS	38
Audit Committee	38
Nominating & Corporate Governance Committee	40
Compensation Committee	41
Environmental, Health & Safety Committee	42
SHAREHOLDER COMMUNICATIONS	42
INTEREST OF MANAGEMENT & OTHERS IN MATERIAL TRANSACTIONS	42
INDEBTEDNESS OF DIRECTORS AND OFFICERS	43
DIRECTORS’ AND OFFICERS’ INSURANCE AND INDEMNIFICATION	43
OTHER BUSINESS	44
ADDITIONAL INFORMATION	44
BOARD OF DIRECTORS APPROVAL	44

SCHEDULES
A - Gammon Gold Inc. Audit Committee Charter	A1-A3
B - Resolution to Approve Share-Based Compensation Arrangement	B1
C - Employee Share Purchase Plan	C1-C8
D - Resolution to Approve Employee Share Purchase Plan	D1

2008 MANAGEMENT INFORMATION CIRCULAR

GAMMON GOLD INC.
400-1701 Hollis Street
PO Box 2067
Halifax, Nova Scotia B3J 2Z1

MANAGEMENT INFORMATION CIRCULAR

This Management Information Circular is furnished in connection with the Annual & Special Meeting (the "Meeting") of the holders of common shares ("Shareholders") of Gammon Gold Inc. ("Gammon", "Gammon Gold" or the "Corporation") to be held on Friday, May 15, 2009 at 9:00 a.m. (Eastern Standard Time) at the Fairmont Queen Elizabeth Hotel, in the Harricana Room, 900 René Levesque Blvd. W. Montreal, Quebec, H3B 4A5 and at any continuation thereof after an adjournment.

Except as otherwise stated, the information contained herein is given as of December 31, 2008 and all amounts shown herein are in Canadian Dollars.

Under the securities laws of the United States, the Corporation is a "foreign private issuer" and, accordingly, is not subject to the proxy rules under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

SECTION I – VOTING INFORMATION

SOLICITATION OF PROXIES

The enclosed proxy is being solicited by or on behalf of the Management of the Corporation. The mailing to Shareholders of this Circular will be on or about April 24, 2009. The cost of soliciting proxies will be borne by the Corporation. While most proxies will be solicited by mail only, regular employees of the Corporation may also solicit proxies by telephone or in person. Such employees will receive no additional compensation for these services other than their regular salaries, but will be reimbursed for their reasonable expenses.

The Corporation will provide proxy materials to brokers, custodians, nominees and fiduciaries and will request that such materials be promptly forwarded to the beneficial owners of common shares registered in the names of such brokers, custodians, nominees and fiduciaries. The Corporation will reimburse brokers, custodians, nominees and fiduciaries for their reasonable charges and expenses incurred in forwarding proxy materials to beneficial owners of common shares.

VOTING GAMMON GOLD COMMON SHARES

The Board of Directors of Gammon have fixed April 6, 2009 as the record date for the purpose of determining Shareholders entitled to receive Notice of the Meeting (the "Meeting Record Date").

The Corporation will prepare, no later than ten (10) days following the Meeting Record Date, a list of Shareholders entitled to vote as of the Meeting Record Date, showing the number of common shares held by each such shareholder. Each person named on the list of Shareholders is entitled to one (1) vote for each common share held, except to the extent that: (i) the shareholder has transferred any common shares after the Meeting Record Date; and (ii) the transferee of those common shares produces properly endorsed share certificates or otherwise establishes ownership of those common shares and requests not later than ten (10) days before the date of the Meeting that the transferee's name be included on such list before the Meeting, in which case the transferee is entitled to vote those common shares at the Meeting.

Shareholders may also cast their vote electronically or by telephone by following the instructions on the enclosed form of proxy or voting instruction form.

REGISTERED SHAREHOLDERS

Registered Shareholders are Shareholders whose common shares are held in their own name and they will have received a proxy form in their own name.

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2008 MANAGEMENT INFORMATION CIRCULAR

NON-REGISTERED/BENEFICIAL SHAREHOLDERS

Beneficial Shareholders are Shareholders who do not hold their common shares in their own name, but rather in the name of a nominee - this could be a bank, trust company, securities broker or other financial institution (and is known as holding the common shares in "street form").

If you are a non-registered shareholder, there are two (2) ways you can vote your common shares held by your nominee. Your nominee is required to seek voting instructions from you in advance of the Meeting in accordance with securities laws, and so you will receive, or will have already received from your nominee, a request for voting instructions or a proxy form for the number of common shares you hold. Every nominee has its own mailing procedures and provides its own signing and return instructions. Therefore, please follow them in order to make sure that your common shares are voted.

Alternatively, if you wish to vote in person at the Meeting, please insert your own name in the space provided on the "Request for Voting Instructions" or proxy form to appoint yourself as proxyholder and follow the signing and return instructions of your nominee. Non-registered Shareholders who appoint themselves as proxyholders should, at the Meeting, present themselves to a representative of Computershare Trust Company of Canada.

APPOINTMENT OF PROXY HOLDERS

The persons named in the enclosed form of proxy are directors and/or officers of Gammon. A Shareholder has the right to appoint some other person (who need not be a Shareholder) to attend and to act for and on behalf of such Shareholder at the Meeting. To exercise this right, the shareholder must either insert the name of the desired person in the blank space provided in the proxy and strike out the other names or submit another proper form of proxy and, in either case, deliver the completed proxy by post or other form of delivery to Gammon at its registered office at 400-1701 Hollis Street, PO Box 2067, Halifax, Nova Scotia B3J 2Z1, or to the transfer agent for the common shares, Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2YI, in either case to be received not later than the close of business on May 13, 2009 or, in the event of an adjournment, not later than two (2) business days preceding the day to which the Meeting is adjourned.

All common shares represented by a properly executed and deposited proxy will be voted or withheld from voting on the matters identified in the Notice of Meeting in accordance with the instructions of the shareholder as specified thereon.

If you have appointed a person who was designated by Gammon to vote on your behalf as provided in the enclosed form of proxy and you do not provide any instructions concerning any matter identified in the Notice of Meeting, the common shares represented by such proxy will be voted:

1.

FOR the election of the persons nominated for election as directors of Gammon;

2.

FOR the re-appointment of KPMG LLP, Chartered Accountants, as auditor of Gammon and to authorize the Board of Directors to fix the remuneration of the auditor;

3.

FOR the approval by disinterested Shareholders of the issuance of up to 727,245 common shares of the Corporation to award to executive officers of the Corporation in satisfaction of their 2008 annual incentive bonus; and

4.

FOR the approval by disinterested Shareholders of the implementation of the Employee Share Purchase Plan of the Corporation effective July 1, 2009 and the reservation of 1,250,000 common shares of the Corporation for issuance thereunder.

The enclosed form of proxy, when properly signed, confers discretionary authority on the person or persons named to vote on any amendment to matters identified in the Notice of Meeting and on any other matter properly coming before the Meeting. Management is not aware of any such matter; however, if such matter properly comes before the Meeting, the proxies will be voted at the discretion of the person or persons named therein.

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2008 MANAGEMENT INFORMATION CIRCULAR

REVOCABILITY OF PROXIES

A shareholder executing the enclosed form of proxy has the right to revoke it at any time before it is exercised. Relevant provisions of the Companies Act (Quebec) (the "QCA") provide that a shareholder may revoke a proxy by depositing an instrument in writing, executed by the shareholder or by an attorney authorized in writing, at, or by transmitting, by telephonic or electronic means or any other manner permitted by law, a revocation to, the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or by depositing such instrument with the Chair of the Meeting on the day of the Meeting, or any adjournment thereof, or in any other manner permitted by law.

VOTING SHARES AND PRINCIPAL SHAREHOLDERS

The authorized capital of the Corporation consists of an unlimited number of common shares. As of April 14, 2009, there were 122,549,171 common shares outstanding. Each common share carries the right to one (1) vote on any matter properly coming before the Meeting. A quorum for the meeting of Shareholders is two (2) persons present in person or by proxy and authorized to vote.

To the knowledge of the directors and officers of Gammon, the only person or company that beneficially owns, or controls or directs , directly or indirectly, more than 10% of the outstanding common shares is:

Name and Address of Beneficial Owner	Number of Common Shares(1)	% of Class(2)
Canadian Depositary for Securities Limited	114,050,690	93.07

Notes:
        1. Based upon public filings with securities regulatory authorities in Canada on SEDAR.
        2. Calculated on the basis of 122,549,171 common shares outstanding as of April 14, 2009.

SECTION II – BUSINESS OF THE MEETING

FINANCIAL STATEMENTS AND AUDITORS’ REPORT

The audited consolidated financial statements of Gammon for the year ended December 31, 2008, the auditors’ report on those financial statements, and the Management's Discussion & Analysis for the year ended December 31, 2008, are posted on the Corporation’s website, www.gammongold.com. Additional copies may be obtained from Gammon upon request.

ELECTION OF DIRECTORS

The articles of Gammon provide that the board of directors of Gammon (the "Board of Directors") shall consist of a minimum of three (3) and a maximum of nine (9) directors and the number may be fixed from time to time by the Board of Directors. The Board of Directors has set the number of directors to be elected at the Meeting at eight (8).

The nominees for election as directors of Gammon are listed below, six (6) of whom are currently serving as directors of Gammon. The persons proposed for election are, in the opinion of the Board of Directors and Management, well qualified to act as directors for the forthcoming year.

Each such nominee, if elected, will serve until the next Annual Meeting of Shareholders or until his successor is duly elected or appointed. Management has been informed that each nominee is willing to serve as a director, if elected. Management recommends a vote for all nominees for election as directors of the Corporation.

The following table sets out the names of the eight (8) nominees, their principal occupation or employment and the year from which each current director has continually served as a director of Gammon. The table also sets out, as of April 14, 2009, the number and value of common shares owned by each of them or over which control or direction is exercised by each of them, and the number and value of stock options which they hold in Gammon.

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NOMINEES FOR ELECTION AS DIRECTORS

Fred George, 50 Bedford, Nova Scotia, Canada

Mr. George was appointed President of Gammon Gold Inc. in 1997 and added the role of Chairman to his duties as of 2002.  Mr. George is the recipient of an Honorary Citizenship of Mexico for his continuous and valuable contribution to the mining industry and the economy.  He has devoted a significant percentage of his career to venture financing and international import-export businesses.  He also has many years of experience as a financial and business management consultant, and is considered an expert in relations between Canada and Mexico.

Gammon Board Details:

•

Director since 1996

•

Non-Independent

Public Board Memberships During Last Five Years:

•

Mexgold Resources Inc. (Gammon Gold acquired on August 8, 2006)

Principal Occupation – President & Chairman, Gammon Gold Inc.

	Common Shares Held – as at April 14, 2009
	Common Shares (#)	Total Market Value of Common Shares ($)(1)			Minimum Ownership Requirement
	3,899,800	$3,0613,430			None

	Stock Options Held – as at April 14, 2009
	Date Granted	Expiry date	Total Unexercised (#)	Exercise Price ($)	Value of Unexercised in-the-money options ($)(2)
	Feb 9, 2005	Feb 9, 2010	390,000	$6.12	$674,700
	Feb 9, 2005	Feb 9, 2010	347,200	$6.12	$600,656
	Aug 24, 2005	Aug 24, 2010	329,000	$5.43	$796,180
	Nov 1, 2005	Nov 1, 2010	200,000	$9.05	$Nil
	Jun 13, 2006	Jun 13, 2011	205,777	$10.64	$Nil
	Jan 27, 2009	Jan 27, 2016	400,000	$6.90	$380,000
	Total Value of Unexercised in-the-money Options				$2,451,536

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2008 MANAGEMENT INFORMATION CIRCULAR

René Marion, 46 Hammonds Plains, Nova Scotia, Canada

Mr. René Marion is the Chief Executive Officer of the Corporation and a corporate director. His background combines twenty three years of experience in mining operations, operational management and mine engineering in North America with acquisition evaluations, feasibility studies, development and mergers all over the world.  At the time of his resignation to join Gammon, he was seconded as Chief Operating Officer of Highland Gold Mining Limited (“Highland Gold”) in Russia, a publicly traded strategic partner of Barrick Gold Corporation (“Barrick Gold”).  He joined Highland Gold in December 2006. Prior to his appointment with Highland Gold he held various senior posts in the corporate headquarters of Barrick Gold in Toronto, Canada including Vice President, Technical Services. Mr. Marion holds a BSc Degree in Mining Engineering from Queens University.

Gammon Board Details:

•

Director since 2008

•

Non-Independent

Committee Membership:

•

Member of the Environmental, Health & Safety Committee

Public Board Memberships During Last Five Years:

•

Highland Gold Mining Limited, January 2007-October 2007

Principal Occupation – Chief Executive Officer, Gammon Gold Inc.

	Common Shares Held – as at April 14, 2009
	Common Shares (#)	Total Market Value of Common Shares ($)(1)			Minimum Ownership Requirement
	60,845	$477,633			None

	Stock Options Held – as at April 14, 2009
	Date Granted	Expiry date	Total Unexercised (#)	Exercise Price ($)	Value of Unexercised in-the-money options ($)(2)
	Oct 25, 2007	Oct 25, 2012	500,000(3)	$9.42	$Nil
	Total Value of Unexercised in-the-money Options				$Nil

Luis Chavez, 55 Chihuahua City, Chihuahua Mexico

Dr. Luis Chavez is the Director of Mexican Operations and a corporate director.  Dr. Chavez has considerable experience in all mining related areas; he holds a Master of Science degree in Mineral Economics (1978) from Penn State University in the United States, and a PhD degree in Energy and Mineral Economics (1982) from the University of Arizona in the United States. He has a Business Administration Degree (1989) from the Pan-American Business Institute in Monterrey, Mexico. Dr. Chavez has attended and lectured several short courses and seminars, in topics related to the mining industry. Dr. Chavez is the author of the National Mapping Program and the creator of the largest geology and mining data bank currently in use by mining companies doing business in Mexico. In 2001, he was invited by the Governor of Coahuila State to become Energy and Mines Director with the objective of developing rational and sustainable development policies and strategies to maximize energy and mineral resources value. From 2002 to 2006, he was Secretary General for the Mexican Mining Directors and was also President of the Mexican Institute for Environmental Management.

Gammon Board Details:

•

Director since 2007

•

Non-Independent

Principal Occupation – Director of Mexican Operations, Gammon Gold Inc.

	Common Shares Held – as at April 14, 2009
	Common Shares (#)	Total Market Value of Common Shares ($)(1)			Minimum Ownership Requirement
	3,400	$26,690			None

	Stock Options Held – as at April 14, 2009
	Date Granted	Expiry date	Total Unexercised (#)	Exercise Price ($)	Value of Unexercised in-the-money options ($)(2)
	Jul 16, 2007	Jul 16, 2012	50,000	$13.00	$Nil
	Jan 28, 2008	Jan 28, 2013	25,000	$6.56	$32,250
	Total Value of Unexercised in-the-money Options				$32,250

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Patrick O’Neil, 64 Dartmouth, Nova Scotia, Canada

Mr. Patrick O’Neil brings over 40 years of financial experience with him to Gammon Gold Inc. Since October 2008, Mr. O’Neil has occupied the role of Principal at Stonegate Private Counsel LP. Previously, as Managing Partner of the Halifax office of PricewaterhouseCoopers, Mr. O’Neill was responsible for audit and consulting engagements for multi-national companies and major Atlantic region corporations. Throughout his career he has been active in leadership positions with professional, educational and community organizations. Mr. O’Neil is currently, Chair of the Board of Trustees of Nova Scotia Teachers’ Pension Plan Trustee Inc.   Mr. O’Neil graduated from the University of Western Ontario with a Masters degree in Business Administration (MBA) and has a Bachelor of Commerce degree from Saint Mary’s University. He is a Chartered Accountant and earned the Certified Management Consultant (CMC) designation. He has been honored with the designation Fellow (FCA) by the Institute of Chartered Accountants of Nova Scotia and with the designation Fellow (FCMC) by the Atlantic Institute of Certified Management Consultants.

Gammon Board Details:

•

Independent

Committee Membership:

•

Slated to become the Chair of the Audit Committee

Public Board Memberships During Last Five Years:

•

Board of Trustees of Nova Scotia Teachers’ Pension Plan Trustee Inc., October 2008  to Present

Principal Occupation – Chartered Accountant

Common Shares Held – as at April 14, 2009
	Common Shares (#)	Total Market Value of Common Shares ($)(1)			Minimum Ownership Requirement
	Nil	$Nil			None

Stock Options Held – as at April 14, 2009
	Date Granted	Expiry date	Total Unexercised (#)	Exercise Price ($)	Value of Unexercised in-the-money options ($)(2)
	Nil	Nil	Nil	$Nil	$Nil
	Total Value of Unexercised in-the-money Options				$Nil

Kent Noseworthy, 53 Halifax, Nova Scotia Canada

Mr. Kent Noseworthy is a corporate director.  Mr. Noseworthy is a practicing corporate/commercial lawyer with over twenty five years of experience in advising corporate clients on business law and governance issues.  He is a graduate of Dalhousie University, obtaining Bachelor of Science (Honours) in 1978 and LLB in 1983.

Gammon Board Details:

•

Director since 2005

•

Independent

Committee Membership:

•

Chair of the Nominating & Corporate Governance Committee

•

Member of the Audit Committee

•

Member of the Compensation Committee

•

Member of the Environmental, Health & Safety Committee

Principal Occupation – Barrister & Solicitor

	Common Shares Held – as at April 14, 2009
	Common Shares (#)	Total Market Value of Common Shares ($)(1)			Minimum Ownership Requirement
	Nil	$Nil			None

	Stock Options Held – as at April 14, 2009
	Date Granted	Expiry date	Total Unexercised (#)	Exercise Price ($)	Value of Unexercised in-the-money options ($)(2)
	Nov 1, 2005	Nov 1, 2010	5,000	$9.05	$Nil
	Aug 12, 2008	Aug 12, 2015	20,000	$9.68	$Nil
	Total Value of Unexercised in-the-money Options				$Nil

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2008 MANAGEMENT INFORMATION CIRCULAR

Canek Rangel, 35 Mexico City, Mexico

Mr. Canek Rangel is a corporate director. Mr. Rangel is a professional engineer, having completed a civil engineering degree at the Universidad Veracruzana in 1997.  He is experienced in business issues related to mining and the conduct of mining activities in Mexico.

Gammon Board Details:

•

Director since 2005

•

Non-Independent

Committee Membership:

•

Chair of the Environmental, Health & Safety Committee

•

Member of the Compensation Committee

•

Member of the Nominating & Corporate Goverance Committee

Principal Occupation – Civil Engineer

	Common Shares Held – as at April 14, 2009
	Common Shares (#)	Total Market Value of Common Shares ($)(1)			Minimum Ownership Requirement
	Nil	$Nil			None

	Stock Options Held – as at April 14, 2009
	Date Granted	Expiry date	Total Unexercised (#)	Exercise Price ($)	Value of Unexercised in-the-money options ($)(2)
	Nov 1, 2005	Nov 1, 2010	5,000	$9.05	$Nil
	Aug 12, 2008	Aug 12, 2015	20,000	$9.68	$Nil
	Total Value of Unexercised in-the-money Options				$Nil

George Elliott, 66 Toronto, Ontario, Canada

Mr. George Elliott, BA (Honours) LLB, is a seasoned business leader with 35 years of experience in legal affairs and corporate finance throughout a variety of industries. Most recently, from 2000 to 2007, George Elliott held the roles of Chairman and CEO for Titanium Corporation Inc. Prior to this, Mr. Elliott was senior counsel at the law firm Gowling Lafleur Henderson.  Mr. Elliott has also served as an Executive Vice President of MCAP Financial, which manages over $20 billion in mortgage investments for Canadian financial institutions and Chair of the Executive Committee of the PLM Group, Canada’s fourth largest commercial printer, which was acquired by Transcontinental Printing for 250% of the then market value.

Gammon Board Details:

•

Director since 2008

•

Independent

Committee Membership:

•

Interim Chair of the Audit Committee

•

Chair of the Compensation Committee

•

Member of the Nominating & Corporate Goverance Committee

•

Member of the Audit Committee

Public Board Memberships During Last Five Years:

•

Esperanza Silver Corporation, August 2008 to Present

•

Titanium Corporation, April 2000 to 2007

•

Augen Captial Corproation, November 2005 to May 2007

•

Integrated Asset Management, June 2007 to January 2009

Principal Occupation – Barrister & Solicitor

	Common Shares Held – as at April 14, 2009
	Common Shares (#)	Total Market Value of Common Shares ($)(1)			Minimum Ownership Requirement
	6,600	$51,810			None

	Stock Options Held – as at April 14, 2009
	Date Granted	Expiry Date	Total Unexercised (#)	Exercise Price ($)	Value of Unexercised in-the-money options ($)(2)
	Aug 12, 2008	Aug 12, 2015	20,000	$9.68	$Nil
	Total Value of Unexercised in-the-money Options				$Nil

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Terry Cooper, 65 Halifax, Nova Scotia Canada

Mr. Terrence Cooper, Q.C., co-founder of the law firm of Copper & McDonald, in Halifax Nova Scotia, practiced as a partner with the firm for thirty years. Prior to his time with Cooper & McDonald, he served as Solicitor with the Department of Attorney General in Nova Scotia, where in addition to his many other roles during his tenure, acted as Crown Prosecutor for the Provincial Court and the Nova Scotia Court of Appeals. Mr. Cooper currently carries on the practice of law with Boyne Clarke in Dartmouth, Nova Scotia and in addition acts as Per Diem Crown Attorney with the Public Prosecution Service of Nova Scotia.  Mr. Cooper has been practicing law in Nova Scotia for thirty five years, including employment with Legal Aid, the Government of Nova Scotia as well as private practice. Mr. Cooper is a graduate of Saint Mary’s University and Dalhousie University, having received a Bachelor of Arts from Saint Mary’s University and obtaining his Bachelor of Education in 1966 and LLB in 1972 from Dalhousie University.  He was appointed Queen’s Counsel in 1997 and is presently a member of the Nova Scotia Barristers’ Society and former member of the Canadian Bar Association and American Trial Lawyers’ Association.

Gammon Board Details:

•

Independent

Principal Occupation – Lawyer

Common Shares Held – as at April 14, 2009
	Common Shares (#)	Total Market Value of Common Shares ($)(1)			Minimum Ownership Requirement
	Nil	$Nil			None

Stock Options Held – as at April 14, 2009
	Date Granted	Expiry date	Total Unexercised (#)	Exercise Price ($)	Value of Unexercised in-the-money options ($)(2)
	Nil	Nil	Nil	$Nil	$Nil
	Total Value of Unexercised in-the-money Options				$Nil

Notes:

  On April 14, 2009, the closing price of the Corporation’s common shares on the Toronto Stock Exchange was $7.85. Total common shares were multiplied by the closing price on April 14, 2009 to determine total market value.

  The total value of unexercised in-the-money options was calculated by taking the difference between the closing price of the Corporation’s common shares on the Toronto Stock Exchange on April 14, 2009 and the exercise price of the stock options and then multiplying that total by the total number of unexercised stock options.

  These options were granted from outside of the Gammon Stock Option Plan as an inducement to new executive officers to join the Corporation and did not require shareholder approval.

No proposed director is, at the date of the circular, or has been within the 10 years before the date of this information circular (a) a director, CEO or CFO of any company that was (i) subject to an order that was issued while the proposed director was acting in that position or (ii) subject to an order issued after the proposed director ceased to be acting in that capacity but resulted from an event that occurred while the proposed director was acting in such capacity; (b) a director, CEO or CFO of any company that, while the proposed director was acting in that capacity or within one year of ceasing to act in that capacity, became bankrupt or made a bankruptcy proposal; or (c) personally bankrupt or made a proposal for bankruptcy.

The principal occupations, businesses and employments for the preceding five years for each of the nominees named above, other than George Elliott, Patrick O’Neil and Terry Cooper were disclosed in the Corporation’s previous Management Information Circulars when such directors were first elected to the board of directors. The principal occupations, businesses and employments for Messrs. Elliott, O’Neil and Cooper for the preceding five years are as follows:

Most recently, from 2000 to 2007, George Elliott held the roles of Chairman and CEO for Titanium Corporation Inc. Prior to this, Mr. Elliott was senior counsel at the law firm Gowling Lafleur Henderson. Mr. Elliott has also served as an Executive Vice President of MCAP Financial, which manages over $20 billion in mortgage investments for Canadian financial institutions and Chair of the Executive Committee of the PLM Group, Canada’s fourth largest commercial printer, which was acquired by Transcontinental Printing for 250% of the then market value. Mr. Elliott was also a director of Integrated Asset Management and Augen Capital Corporation. Mr. Elliott delivers shareholder value through the creation of innovative new revenue opportunities coupled with prudent long term financial strategy.

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Mr. Patrick O’Neil brings over 40 years of financial experience with him to Gammon Gold Inc. Since October 2008, Mr. O’Neil has occupied the role of Principal at Stonegate Private Counsel LP. Previously, as Managing Partner of the Halifax office of PricewaterhouseCoopers, Mr. O’Neill was responsible for audit and consulting engagements for multi-national companies and major Atlantic region corporations. Throughout his career he has been active in leadership positions with professional, educational and community organizations. Mr. O’Neil is currently, Chair of the Board of Trustees of Nova Scotia Teachers’ Pension Plan Trustee Inc. Mr. O’Neil graduated from the University of Western Ontario with a Masters degree in Business Administration (MBA) and has a Bachelor of Commerce degree from Saint Mary’s University. He is a Chartered Accountant and earned the Certified Management Consultant (CMC) designation. He has been honored with the designation Fellow (FCA) by the Institute of Chartered Accountants of Nova Scotia and with the designation Fellow (FCMC) by the Atlantic Institute of Certified Management Consultants.

Mr. Terrence Cooper, Q.C., co-founder of the law firm of Copper & McDonald, in Halifax Nova Scotia, practiced as a partner with the firm for thirty years. Prior to his time with Cooper & McDonald, he served as Solicitor with the Department of Attorney General in Nova Scotia, where in addition to his many other roles during his tenure, acted as Crown Prosecutor for the Provincial Court and the Nova Scotia Court of Appeals. Mr. Cooper currently carries on the practice of law with Boyne Clarke in Dartmouth, Nova Scotia and in addition acts as Per Diem Crown Attorney with the Public Prosecution Service of Nova Scotia. Mr. Cooper has been practicing law in Nova Scotia for thirty five years, including employment with Legal Aid, the Government of Nova Scotia as well as private practice. Mr. Cooper is a graduate of Saint Mary’s University and Dalhousie University, having received a Bachelor of Arts from Saint Mary’s University and obtaining his Bachelor of Education in 1966 and LLB in 1972 from Dalhousie University. He was appointed Queen’s Counsel in 1997 and is presently a member of the Nova Scotia Barristers’ Society and former member of the Canadian Bar Association and American Trial Lawyers’ Association.

The Corporation does not have an executive committee.

The Corporation has an Audit Committee as required by the QCA, by the "Exchange Act" and Rule 10A-3 thereunder ("Rule 10A-3") and by the New York Stock Exchange (the "NYSE"), and its current members are George Elliott (Chair) and Kent Noseworthy. Andre Falzon was also a member and chair of the Audit Committee until he resigned for personal reasons on April 12, 2009. He will be replaced by Patrick O’Neil immediately after the Meeting (subject to Mr. O’Neill’s election to the Board of Directors). See - "Section IV - Corporate Governance - Committees of the Board of Directors - Audit Committee".

Kent Noseworthy (Chair), George Elliott and Canek Rangel comprise the Nominating & Corporate Governance Committee of the Board of Directors. See - "Section IV – Corporate Governance – Committees of the Board of Directors - Nominating & Corporate Governance Committee".

George Elliott (Chair), Kent Noseworthy and Canek Rangel comprise the Compensation Committee of the Board of Directors. See - "Section IV - Corporate Governance - Committees of the Board of Directors - Compensation Committee".

Canek Rangel (Chair), René Marion and Kent Noseworthy comprise the Environmental, Health & Safety Committee of the Board of Directors. See - "Section IV – Corporate Governance – Committees of the Board of Directors – Environmental, Health & Safety Committee".

RE-APPOINTMENT OF AUDITOR

The Board of Directors recommends that KPMG LLP, Chartered Accountants, be re-appointed as Gammon Gold’s auditor to hold office until the close of the next Annual Meeting and that the Board of Directors be authorized to fix renumeration as such. KPMG LLP was first appointed auditor of the Corporation effective as of November 4, 2005.

Representatives of KMPG LLP will be in attendence via teleconference at the Meeting. See - "Section IV – Corporate Governance – Audit Committee – External Auditor Service Fees (By Category)".

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APPROVAL OF ISSUANCE OF COMMON SHARES TO EXECUTIVES IN LIEU OF CASH BONUS – 2008 YEAR END

During the 2008 compensation review, it was determined that the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and President & Chairman would not receive increases in 2009 base salaries, in an effort to conserve funds of the Corporation. In addition, the Compensation Committee proposed that 2008 annual incentive bonuses be awarded to the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, President & Chairman and Vice President of Finance, but that such bonuses be payable by issuing common shares of the Corporation at a price per share equal to the volume weighted average trading price of the Corporation’s common shares on the Toronto Stock Exchange ("TSX") for the five days prior to the date of the award, The awards vest over an 18-month period. The Board of Directors accepted the Compensation Committee’s recommendation on December 8, 2008, setting the price per share at $3.09. Up to 727,245 common shares of the Corporation are issuable to the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, President & Chairman and Vice President of Finance, all of whom are considered insiders of the Corporation, in satisfaction of their 2008 annual incentive bonus as described above, representing less than 1% of the outstanding common shares as of April 14, 2009. See - "Compensation Discussion and Analysis, Description of Compensation Committee’s Decision Process – 2008 Total Executive Compensation".

This plan was recommended by the Compensation Committee and approved by the Board of Directors as a "one time" plan to conserve the funds of the Corporation and act as a form of long term retention incentive to further align the executives with Shareholders’ interests and the Corporation’s value of behaving like an owner. Share ownership encourages the executives to deliver results which will in turn increase the value of the shares going forward. This one time executive compensation plan was agreed to be revisited when determining total executive compensation for the 2009 fiscal year, as the design would change next year.

The issuance of common shares for the above purpose is subject to approval by the disinterested Shareholders and the stock exchanges. If, at the Meeting, the Shareholders do not authorize the Corporation to pay the Bonus by issuing common shares, the Bonus shall immediately vest in full and shall be paid and satisfied by an alternative cash payment based on the number of common shares which would have been issuable to the Recipient on account of the Bonus and the market price of the common shares on the TSX determined in accordance with the TSX Company Manual, as of the date of the Meeting, May 15, 2009. In this case, the Corporation will not be responsible for any income taxes payable by the Recipient.

The proposed ordinary resolution of disinterested Shareholders is attached to the Management Information Circular as Schedule "B". Common shares held by the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, President & Chairman and Vice President of Finance, totaling approximately 3,965,945 or approximately 3.2% of the total issued and outstanding common shares of the Corporation as at April 14, 2009, will not be eligible to vote on this resolution.

APPROVAL OF EMPLOYEE SHARE PURCHASE PLAN AND ISSUANCE OF COMMON SHARES

The Employee Share Purchase Plan is designed to advance the Corporation’s interests by encouraging directors, officers, employees and consultants to acquire equity in the Corporation by way of acquisition of common shares through the Employee Share Purchase Plan. This plan will also serve to further align the directors, officers, employees and consultants with Shareholders’ interests and the Corporation’s value of behaving like an owner, continuously improve the Corporation and deliver results so as to increase the value of the shares going forward.

Directors, officers, employees and consultants of the Corporation are entitled to contribute up to 10% of their annual gross base salary to the Employee Share Purchase Plan. Gammon will contribute an amount equal to 75% of each Participant’s contribution on a quarterly basis and the combined contributions will then be used to purchase common shares of the Corporation on a quarterly basis. The purchase price per share will be the volume weighted average trading price of the common shares of the Corporation on the TSX, for Participants residing in Canada, or the NYSE, for Participants residing in the United States or other countries, for the 5 consecutive trading day period prior to the end of the reporting quarter in respect of which the common shares are issued. The maximum number of common shares of the Corporation that may be issued under the Employee Share Purchase Plan is 1,250,000, representing approximately 1% of the outstanding common shares as of April 14, 2009. For further details of the plan see - "Incentive Plan Awards – Employee Share Purchase Plan". and "Schedule "C" of this Management Information Circular.

Management and the Board of Directors believe it is important for the Corporation to implement the Employee Share Purchase Plan to attract, retain and motivate Gammon’s employees. Therefore, on April 14, 2009, with the Compensation Committee’s recommendation, the Board approved, subject to Shareholder and stock exchange approval, the implementation of the Employee Share Purchase Plan, effective July 1, 2009.

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At the Meeting, the disinterested Shareholders will be asked to approve the Employee Share Purchase Plan effective July 1, 2009. Disinterested Shareholder approval is required because the Employee Share Purchase Plan does not limit the participation of insiders of the Corporation in the plan. Common shares held by the officers and directors of the Corporation, total approximately 3,975,945 common shares or approximately 3.2% of the total issued and outstanding common shares of the Corporation as at April 14, 2009, will not be eligible to vote on this resolution. The full text of the Employee Share Purchase Plan and the proposed ordinary resolution are attached to this Management Information Circular as Schedules "C" and "D", respectively.

SECTION III – EXECUTIVE COMPENSATION AND OTHER INFORMATION

OFFICERS OF THE CORPORATION

The following table sets out the named executive officers of the Corporation and, as at the year ended December 31, 2008, the number and value of common shares owned by each of them or over which control or direction is exercised by each of them, and the number and value of stock options which they hold in Gammon. The named executive officers of the Corporation are each person who was the Chief Executive Officer or Chief Financial Officer of the Corporation during the year, as well as the three most highly compensated executive officers whose total compensation was, individually, more than $150,000 (the "Named Executive Officers").

Name	Title	Stock Options (#)	Common Shares (#)	Share Based Awards (#)
Fred George, 50 Bedford, Nova Scotia, Canada	President & Chairman Fred George has been an Officer of Gammon since April 1996	3,115,977	2,255,800	Nil
René Marion, 46 Hammonds Plains, Nova Scotia, Canada	Chief Executive Officer René Marion has been an Officer of Gammon since October 2007	500,000(1)	60,845	Nil
Scott Perry, 32 Halifax, Nova Scotia Canada	Chief Financial Officer Scott Perry has been an Officer of Gammon since February 2008	300,000(1)	5,300	45,000(2)
Russell Tremayne, 62 Vechel, Holland Netherlands	Chief Operating Officer Russell Tremayne has been an Officer of Gammon since January 2008	200,000(3)	Nil	Nil
Dana Hatfield, 33 Bedford, Nova Scotia, Canada	Vice President of Finance Dana Hatfield has been an Officer of Gammon since October 2007	60,000	Nil	Nil

Notes:

  These stock options were granted from outside of the Gammon Stock Option Plan as Employment Inducement Options, as defined in the TSX Company Manual Section 613(c), and did not require shareholder approval.

  These common shares were granted to Mr. Perry as an inducement share award when he joined the Corporation on February 11, 2008. These shares vested on February 11, 2009, but Mr. Perry has not yet requested the release of these common shares, and therefore they remain in treasury until such date.

  100,000 of these stock options were granted from outside of the Gammon Stock Option Plan as Employment Inducement Options, as defined in the TSX Manual Section 613(c), and did not require shareholder approval. The remaining 100,000 were granted from the Gammon Stock Option Plan.

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REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

The Compensation Committee is composed of George Elliott (Chair), Kent Noseworthy and Canek Rangel. Messrs. Elliott and Noseworthy are unrelated and independent members of the Board of Directors and therefore a majority of the members of the Compensation Committee are independent of Management of the Corporation. Mr. Rangel is not considered independent as defined in the NYSE Company Manual, Section 303A.02 "Independence Tests" and Section 303A.05 "Compensation Committee", as noted in the Corporation’s NYSE Statement of Governance Differences which is available on the Corporation’s website, www.gammongold.com/governance.php.

The Compensation Committee has adopted a Charter that describes its responsibilities in detail and the Compensation Committee and Board review and assess the adequacy of the Charter on a regular basis. The Compensation Committee has the responsibility of taking the leadership role with respect to the Board’s responsibilities relating to total compensation of the Corporation’s key employees, including the Chief Executive Officer, the Chief Financial Officer and the other Named Executive Officers. Additional information about the Compensation Committee’s role in corporate governance can be found in the Compensation Committee’s Charter, available on the Corporation’s web site at www.gammongold.com.

The Compensation Committee has reviewed and discussed with Management the Corporation’s Compensation Discussion & Analysis section of this Management Information Circular. Based on such review and discussions, the Committee has recommended to the Board of Directors that the Compensation Discussion & Analysis be included in this Management Information Circular.

Submitted by the following members of the Compensation Committee of the Board of Directors of Gammon Gold Inc.

George Elliott (Chair)
Kent L. Noseworthy
Canek Rangel

April 14, 2009

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COMPENSATION DISCUSSION & ANALYSIS

Executive Compensation Strategy

Executive compensation is everything an executive receives in exchange for their time, talent, efforts, and results. The Corporation’s executive compensation program includes total direct compensation (base salary, annual incentive and equity compensation), retirement plan and benefits. Each year the Compensation Committee, in consultation with the Corporation’s management (“Management”), reviews, approves and advises the Board of Directors on the salary, annual incentive, and equity compensation awards for certain executive officers, including the Named Executive Officers disclosed in this Management Information Circular.

In considering the financial performance, it is recognized that executive officers cannot control certain factors, such as interest and foreign exchange rates, consumable prices and the international market for gold and industrial minerals produced by the Corporation. When determining annual executive compensation, the Compensation Committee considers factors over which the executive officers can exercise control, such as meeting budget targets established by the Board of Directors at the beginning of each year, controlling costs, taking successful advantage of business opportunities and enhancing the competitive and business prospects of the Corporation.

The Compensation Committee reviews and submits recommendations to the Board of Directors with respect to the Corporation's executive compensation policies and the compensation paid to the Corporation's executive officers. The Nominating & Corporate Governance Committee reviews and submits recommendations to the Board of Directors for the compensation of the Directors of the Board. The Compensation Committee also reviews the design and competitiveness of the Corporation's compensation and benefit programs generally and has the authority to recommend to the Board of Directors for its approval, amendments to, and grants pursuant to, such programs.

The objective of the Corporation’s executive compensation strategy is to attract, retain, and motivate high performing executives to create sustainable shareholder value over the long term. To achieve this objective, the executive compensation program is designed based on the following principles:

  Align with the Corporation’s business strategy - link executive compensation with the achievement of specific strategic business objectives and the Corporation’s performance as a whole;
  Align to shareholder interests - align the interests of executives with those of Shareholders through the use of equity awards which reward increases in Shareholder value, and decrease in value when the share price falls;
  Corporate governance - strive to be a market leader on governance issues and continually review and, as appropriate for the Corporation, adopt executive compensation practices that align with those of peers;
  Pay for performance - align with the Corporation’s desire to create a performance and development culture and create clear relationships between pay and performance;
  Pay competitively - set overall target compensation to ensure it remains relevant to the markets in which the Corporation competes; and
  A flexible, simple program - provide a flexible, simple program that is easy to understand and access.

The following sections provide an overview of the Corporation’s executive compensation program, including a discussion of the considerations made when determining the 2008 compensation awards for the named executive officers.

Elements of Executive Compensation

Executive compensation consists primarily of the following elements: base salary, annual incentive, equity compensation, retirement plans and benefits. The Corporation regularly reviews all elements of executive compensation to ensure that it continues to be aligned with the Corporation’s strategy, and periodically validates them using a peer comparison process.

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Element	Description	Purpose of Each Element
Base Salary

Base salary is a portion of total direct compensation for senior executives. It is reviewed annually, but tends to stay constant, increasing only when the executive assumes a larger role, when there is a shift in the market, or to recognize incremental proficiency in the role. In determining the basic salary of an executive officer, the Compensation Committee places equal weight on the following factors: (i) the particular responsibilities related to the position; (ii) salaries paid by comparable businesses; (iii) the experience level of the executive officer; and (iv) his or her overall performance.

Attraction, retention and motivation
Annual Incentive Bonus

Annual incentive bonus is a portion of variable compensation which is designed to reward executives on an annual basis for achievement of Corporate and business objectives, relative performance against its industry peer group and individual performance.

Pay for performance Align with the Corporation’s business strategy Attraction, retention and motivation
Equity Compensation

Equity compensation when appropriate is a portion of variable compensation which is designed to align executive and Shareholder interests, focus executives on long term value creation, and also support the retention of key executive resources in an increasingly competitive market. In determining the equity compensation of an executive officer, the Compensation Committee takes into consideration previous grants to the executive.

Align to shareholder interests Pay for performance Align with the Corporation’s business strategy Attraction, retention and motivation
Retirement Plan	The executive retirement benefit consists of retirement plan that is currently only available at the Executive Chairman level.	Attraction, retention and motivation
Benefits

Executives participate in the executive level benefits program that is available to all eligible executives. The program provides a comprehensive and competitive array of choices, so executives can select the coverage that best meets their individual and family needs.

Attraction, retention and motivation

Our executive compensation programs serve two purposes:

  To attract, motivate and retain the executive officers needed to achieve and surpass our corporate objectives; and
  To build a Corporation that can capture growth opportunities in these rapidly changing markets and that leads the industry in terms of operational performance and creation of value for the Corporation’s Shareholders.

As such, our compensation programs are designed to promote the creation of value for the Shareholders and to reward individual and team efforts for meeting short term and long term objectives.

Description of Compensation Committee’s Decision Process – 2008 Total Executive Compensation

2008 Executive Compensation Plan

In determining the total compensation for Named Executive Officers, the Board of Directors is assisted by the Compensation Committee of the Board. The Compensation Committee communicates regularly and directly with the Corporation’s executive officers. Time is set aside at each regularly scheduled Compensation Committee meeting for the members of the Committee to meet independent of Management. The Compensation reports regularly to the Board of Directors. In addition, the Compensation Committee seeks the views of the Corporation’s CEO when reviewing compensation for other executive officers because of his day to day involvement with these officers. The Compensation Committee believes that the CEO is in the best position to assess the performance of such individuals and to provide valuable input regarding salary adjustments, level of payment of short term incentives as well as levels of grants of long term incentives when applicable. The Compensation Committee also asks, and expects the CEO to provide comments, based on his judgment and deep knowledge of the strategic goals of the Corporation, on the design of any new compensation program that is implemented. The compensation takes into consideration information it receives from Management but makes independent recommendations to the Board on all executive

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compensation matters. During the 2008 compensation review, it was determined that the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and President & Chairman would not receive increases in 2009 base salaries, in an effort to conserve funds of the Corporation.

In addition, the Compensation Committee proposed that 2008 annual incentive bonuses be awarded to the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, President & Chairman and Vice President of Finance, but that such bonuses be payable by issuing common shares of the Corporation at a price per share equal to the volume weighted average trading price of the Corporation’s common shares on the TSX for the five days prior to the date of the award, The awards vest over an 18-month period. The Board of Directors accepted the Compensation Committee’s recommendation on December 8, 2008, setting the price per share at $3.09. This plan was recommended by the Compensation Committee and approved by the Board of Directors as a “one time” plan to conserve the funds of the Corporation and act as a form of long term retention incentive to further align the executives with Shareholders’ interests and the Corporation’s value of behaving like an owner. Share ownership encourages the executives to deliver results which will in turn increase the value of the shares going forward. This one time executive compensation plan was agreed to be revisited when determining total executive compensation for the 2009 fiscal year, as the design would change next year.

The issuance of the shares is subject to disinterested Shareholder and stock exchange approval. If those approvals are not obtained, the executives are entitled to receive an amount in cash equal to the product of the number of shares that would have been issued and the trading price of the Corporation’s shares on the date paid. As at December 31, 2008, the Corporation has recorded US$5,586,735 in compensation expense related to this share-based compensation arrangement.

Executive Performance Targets

The management team worked with the CEO to develop measurable performance targets in January 2008. Performance targets for all other executives were then determined using the CEO’s performance targets and communicated to each executive in the first quarter of 2008. The performance targets consisted of the following measurable, objective categories and sub-categories and were tied into the Corporation’s vision and values:

Sustainability
•	Environmental Leadership
•	Health & Safety Performance
•	Government Relations
•	Community Relations

High Performance
•	Continuous Improvement Performance
•	Organizational Development
•	Shareholder Value Creation
•	Governance, Business Systems, Reporting & Control
•	Liquidity/Financial Management

Growth
•	Grow Reserves & Resources
•	Project Generation
•	Reputation Management

Each objective within an executive’s set of performance targets carries a percentage which makes up the total 100%. These percentages are set early in the year and then assessed at mid-year to ensure they are properly weighted and are subject to changes due to material business developments.

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The following table sets out the performance target percentages for all executives in 2008:

Objective	Percentage of Total
Sustainability	10%
High Performance	80%
Growth	10%
Total	100%

If the executive achieves his performance targets for each of the measurable objectives, they are eligible to receive the maximum percentage of their annual base salary in the form of an annual incentive bonus as indicated in the table below. If the executive exceeds his performance targets for all or some of the measurable objectives then the executive may exceed the maximum percentage target. If all performance targets are not achieved by an executive then the total percentage is prorated between the minimum and maximum target percentage range for that executive. The following target bonus ranges were established, and dependent on performance, executives could be awarded in excess of their maximum if expectations were exceeded:

Title	Minimum %	Maximum %
President & Chairman	25%	150%
Chief Executive Officer	0%	100%
Chief Financial Officer	0%	100%
Chief Operating Officer	0%	100%
Vice President of Finance	40%	40%

2008 Competitive Benchmarking Analysis of Peers

While the Compensation Committee seeks to align total executive compensation (including base salary, target annual incentive, and the grant value of equity incentives) with comparable market practices, the mining industry is a small business and therefore has a small talent pool leaving the market for executive talent in the mining industry exceptionally competitive. In the view of the Compensation Committee, executive compensation levels should be competitive to attract and retain seasoned executives. The Compensation Committee believes that a competitive pay positioning strategy is appropriate to compensate for the additional performance risk of being tied exclusively to the gold and silver market.

In order to assess competitive pay levels, the Compensation Committee reviews comparable data for the mining industry for all of its Named Executive Officers. The Corporation acquires this information by reviewing publicly disclosed documentation and benchmarking against comparative positions at peer organizations.

The Corporation compares executive compensation information to a peer group consisting of companies that generally meet the following criteria:

  Compete with the Corporation in the marketplace for business; and
  Compete with the Corporation for talent.

As current compensation data for peer executives is not available at the time of annual performance evaluations and compensation analysis, peer benchmarking must be backward looking. During the year end compensation analysis, the Compensation Committee analyzed 2007 (actual) peer data to determine the 2008 total executive compensation package. Backward looking peer benchmarking is and will continue to be a determining factor in total executive compensation. The Corporation will evaluate and, if appropriate, update the composition of the peer group each year to ensure it remains relevant to the markets in which it competes. For fiscal 2008, the peer group reviewed for purposes of determining executive compensation consisted of the following companies:

1.	Centerra Gold Incorporated – TSX:CG
2.	Yamana Gold Incorporated – TSX:YRI / NYSE:AUY / LSE:YAU
3.	Agnico Eagle Mines Limited – TSX:AEM / NYSE:AEM
4.	Eldorado Gold Corporation – TSX:ELD / NYSE-A:EGO
5.	Barrick Gold Corporation – TSX:ABX / NYSE:ABX
6.	Goldcorp Incorporated – TSX:G / NYSE:GG
7.	Kinross Gold Corporation – TSX:K / NYSE:KGC

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8.	Newmont Mining Corporation – NYSE:NEM
9.	Newcrest Mining Limited – ASX:NCM / (ADR)OTC:NCMGY
10.	IAMGOLD Corporation – TSX:IMG / NYSE:IAG
11.	Pan American Silver Corporation – TSX:PAA / NASDAQ:PAAS
12.	Lihir Gold Limited – TSX:LGL / ASX:LGL / NASDAQ:LGL
13.	Kingsgate Consolidated Limited – ASX:KCN / (ADR)OTC:KSKGY
14.	Silver Wheaton Corporation – TSX:SLW / NYSE:SLW
15.	Hecla Mining Company – NYSE:HL
16.	Alamos Gold Incorporated – TSX:AGI
17.	Minefinders Corporation – TSX:MFL / AMEX:MFN
18.	OceanaGold Incorporation – TSX:OGC / NZX:OGC / ASX:OGC

Annual Incentive Bonuses

In November 2008, individual executive performance was assessed against the performance targets agreed to between each executive, members of Management, the Compensation Committee and the Board of Directors at the beginning of the year. In Addition, a peer comparative analysis was conducted by the Compensation Committee with the assistance of members of Management, to determine total annual incentive bonuses for the five senior executive officers.

On December 8, 2008 the Compensation Committee conducted their annual executive compensation meeting to review and recommend the annual incentive awards for each executive to the Board of Directors of the Corporation.

In determining the total annual incentive bonuses for the five senior executive officers, the Compensation Committee assessed executive performance against the predetermined performance targets agreed to by each executive earlier in the year. Based on the Compensation Committee’s review, annual incentive bonuses were awarded to each executive as follows:

Name	Title	2008 Actual % of Base	Bonus
		Salary Awarded	($)
Fred George	President & Chairman	50%	628,600(1)
René Marion	Chief Executive Officer	150%	750,000
Scott Perry	Chief Financial Officer	100%	350,000
Russell Tremayne	Chief Operating Officer	120%	452,592(1)
Dana Hatfield	Vice President of Finance	40%	66,000
		Total	2,247,192

Note:
1.

The President & Chairman and COO’s salaries and bonuses are paid in USD, therefore the bonus amounts in the table above have been converted to CAD using the exchange rate of 1.2572 (0.7954) on December 8, 2008, quoted by the Bank of Canada.

The Compensation Committee of the Board of Directors of the Corporation, having reviewed and considered the performance reviews and ratings for the executives of the in respect of the 2008 fiscal year, recommended to the Board of Directors that each of the following Executive of the Corporation (each, a “Recipient”) receive, as a reward for their exemplary performance in the 2008 fiscal year, the right to receive, at a time of the Recipient’s choosing, a bonus having a cash value equal to the amount set out opposite to such Recipient’s name above (each, a “Bonus”), to be payable in accordance with the program determined by the Board of Directors.

After review and discussion, the Board of Directors determined that it would be appropriate to accept the Compensation Committee’s recommendation and declare the Bonuses payable as set out in the table above. The Board of Directors also determined that, in order to conserve the Corporation’s cash reserves, it would be desirable for each Bonus to be paid in whole or in part by the issuance of common shares of the Corporation to the Recipients and in order to encourage the Recipients to delay delivery of any common shares of the Corporation received in satisfaction of their Bonuses, the Corporation agreed to pay all of the income taxes payable by each Recipient with respect to his Bonus when such bonus was paid, and to adjust the amount of the Bonus payable depending on when the Recipient chose to be paid the Bonus.

The Gammon Board of Directors determined that each of the Recipients is entitled to be paid, at a time of his choosing, a bonus as a reward for his performance in the 2008 fiscal year in the amount set out in the table above, subject to adjustment depending on the date on which the Recipient gives written notice to the Corporation that he desires to receive his Bonus (the “Take-Down

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Notice”) as set out in the form of bonus settlement agreement to be entered into by the Corporation with each Recipient (the “Bonus Settlement Agreement”). Subject to obtaining all necessary disinterested Shareholder and stock exchange approvals, each Recipient’s Bonus shall be paid by issuing common shares at a price per share equal to the 5 day volume weighted average price (“5 day VWAP”) of the common shares of the Corporation on the TSX determined as of December 8, 2008 in accordance with the Toronto Stock Exchange Company Manual (the “Market Price”) as set out in the Bonus Settlement Agreement.

The directors of the Corporation determined that the consideration for the common shares of the Corporation issuable to any Recipient on account of a Bonus shall be the amount of the portion of such Recipient’s Bonus payable by the issuance of common shares as set out in such Recipient’s Bonus Settlement Agreement, acknowledged to be the amount that the Corporation would have had to pay in cash to the Recipient on account of the Bonus if the common shares were not issued, being $3.09 per common share. Subject to Shareholder and stock exchange approval of this one time plan, up to 727,245 common shares of the Corporation were conditionally issued to the Recipients in the allocations set forth in the table below, and the transfer agent and registrar of the Corporation is authorized and directed to issue, countersign, register and deliver a certificate or certificates representing such common shares in the names of the Recipients or the Recipients’ legal personal representatives or otherwise as the Recipients or the Recipients’ legal personal representatives may in writing direct, upon receipt of the Recipients’ Take-Down Notices.

The following table illustrates the cash value of the 2008 annual incentive bonuses for executives converted into common shares of the Corporation at each proposed release time allocation:

Notional Value of Bonus	$628,600	$750,000	$350,000	$452,592	$66,000	(#)	$2,247,192
Immediate Delivery (2/3)(2)	$135,620	$161,812	$75,512	$97,647	$14,239	484,830	$1,498,124
Delivery in 6 Months (7/9)(2)	$158,224	$188,781	$88,098	$113,921	$16,613	565,637	$1,747,818
Delivery in 12 Months (8/9)(2)	$180,827	$215,750	$100,683	$130,195	$18,986	646,441	$1,997,5022
Delivery in 18 Months (9/9)(2)	$203,430	$242,718	$113,269	$146,469	$21,359	727,245	$2,247,190
Candidate	Chairman	CEO	CFO	COO	VP	Share Total	Share Value

Notes:
1.	Uses a WVAP of 5 days (December 1-5, 2008) @ $3.09.
2.	Corporation liable for payment of 100% of taxes.

If, at the Meeting, the Shareholders do not authorize the Corporation to pay the Bonus by issuing common shares, the Bonus shall immediately vest in full and shall be paid and satisfied by an alternative cash payment based on the number of common shares which would have been issuable to the Recipient on account of the Bonus and the market price of the common shares on the TSX determined in accordance with the TSX Company Manual, as of the date of the Meeting, May 15, 2009. In this case, the Corporation will not be responsible for any income taxes payable by the Recipient.

The Board of Directors of the Corporation approved and authorized the Corporation to enter into a Bonus Settlement Agreement with each Recipient to give effect to the foregoing arrangement.

Messrs. George and Marion, having declared their interest in this matter, did not vote on the resolutions of the Board of Directors approving the bonuses; they did however sign the resolutions as a matter of form only after the other directors consented to the resolutions. For the same reason, the common shares held by the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, President & Chairman and Vice President of Finance will not be eligible to vote on the resolution of the Shareholders to authorize the issuance of shares in satisfaction of the Bonuses, see – “Section II – Business of Meeting, Approval of Issuance of Common Shares to Executives in Lieu of Cash Bonus – 2008 Year End”.

Description of Equity Plans

The named executive officers are eligible to participate in the Corporation’s Stock Option Plan (the “Stock Option Plan”). Share based inducement awards can be granted to a senior officer not previously employed by the Corporation, either in the form of shares from treasury or in the form of stock options (outside of the Stock Option Plan). Shareholder approval is not required for a share-based inducement award if it is used as an inducement to a person (who was not previously an insider of the Corporation) to enter into a contract of full time employment as a senior officer of the Corporation, provided that the shares issuable to such individual do not exceed 2% of issued and outstanding common shares of the Corporation prior to the date of the arrangement.

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Stock Options (Corporation’s Stock Option Plan)
Eligibility	Officers, directors, employees and consultants of the Corporation.
Description

A stock option gives the holder the right to purchase a common share of the Corporation in the future at a price determined by calculating the Volume Weighted Average Price of the Corporation’s common shares on its principal stock exchange for the 5 trading days immediately preceding the grant date (“exercise price”). Stock options are only awarded every alternating year, unless they are awarded for:
     • special merit for exemplary performance;
     • change in position or increase in responsibility; or
     • new employees as an inducement, depending on position.

Term	Stock options were granted with a seven year term in 2008, those granted prior to 2008 have a five year term.
Vesting schedule	Stock option awards vest and become exercisable at a rate of 25% per year for each of the first four years of the term.
When can they be exercised	As stock options vest, they become exercisable.

Stock Option Inducement Awards (Outside of the Corporation’s Stock Option Plan)
Eligibility	Subject to regulatory approval, stock option inducement awards can be granted to a senior officer not previously employed by the Corporation.
Description

Stock option inducement awards give the holder the right to purchase a common share of the Corporation in the future at a price which is determined by calculating the Volume Weighted Average Price 5 days prior to the grant date (“exercise price”). Shareholder approval is not required for an arrangement used as an inducement to a person (who was not previously an insider of the Corporation) to enter into a contract of full time employment as a senior officer of the Corporation provided that the common shares issuable to such individual do not exceed 2% of issued and outstanding common shares of the Corporation prior to the date of the arrangement.

Term	Stock options inducements were granted with a seven year term in 2008, those granted prior to 2008 have a five year term.
Vesting schedule	Stock option inducement awards vest and become exercisable at a rate of 25% per year for each of the first four years of the term.
When can they be exercised	As stock option inducement awards vest, they become exercisable.

Share-Based Inducement Awards
Eligibility	Subject to regulatory approval, share based inducement awards can be granted to a senior officer not previously employed by the Corporation.
Description

Once vested, share based inducement awards entitle their holder to acquire, for no additional consideration, common shares of the Corporation, which can then be either held or sold. Shareholder approval is not required for an arrangement used as an inducement to a person (who was not previously an insider of the Corporation) to enter into a contract of full time employment as a senior officer of the Corporation, provided that the shares issuable to such individual do not exceed 2% of issued and outstanding common shares of the Corporation prior to the date of the arrangement.

Vesting schedule	These share based inducements are subject to a one year vesting period from the senior officer’s effective start date.
Term	Share-based inducement awards do not expire.
When are they available	Once the share-based inducement awards vest, common shares of the Corporation may be issued to the senior officer from treasury.

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Employee Share Purchase Plan (subject to Shareholder and stock exchange approval on May 15, 2009)
Eligibility	Officers, directors, employees and consultants of the Corporation.
Description

The purpose of this plan is to provide officers, directors, employees and consultants the opportunity of becoming an owner in the Corporation and to invest in the Corporation. Participants are entitled to contribute up to 10% of their annual Base Salary to the Share Purchase Plan. The Corporation will contribute an amount equal to 75% of the Participant’s contribution and the combined contributions will then be used to purchase common shares of the Corporation on a quarterly basis. The purchase price per share will be the volume weighted average trading price of the common shares on the TSX, for Participants residing in Canada, or the NYSE, for Participants residing in the United States or other countries, for the 5 consecutive trading day period prior to the end of the reporting quarter in respect of which the common shares are issued. The plan, if approved, will be effective July 1, 2009.

Vesting schedule	Shares purchased under the Employee Share Purchase Plan vest immediately with the Participant for whom they were purchased at the time of purchase.
Term	Not applicable.
When are they available	Immediately, at the time of issuance.

Details of Retirement Plan

A detailed discussion of the President & Chairman retirement plan is provided in the President & Chairman Retirement Plan Arrangement section of this Management Information Circular.

Details of Benefits

Benefits
Eligibility	Officers and employees.
Description

Executives participate in the executive level benefits program with a comprehensive and competitive array of choices (i.e. life insurance, medical, short term disability) to meet the needs of employees and their families.

Corporate Performance and the Business Performance Factor

The following graph shows a comparison of the cumulative return of the Corporation’s publicly traded common shares versus the S&P/TSX Composite Index and the S&P/TSX Global Gold Index from 2003 to 2008.

Gammon Gold Inc. Stock Price vs. S&P/TSX Indices
2003 - 2008

The Corporation has made substantial progress in production in the past year. Salaries of most senior officers have remained unchanged over the past two years. The Corporation is now seeking the approval for issuance of common shares of the Corporation for awarding to its senior officers as payment in lieu of cash for thier annual incentive bonuses. This bonus award, if approved by Shareholders and the stock exchanges, will also act as a form of long term incentive retention to further align the executives with Shareholders’ interests and the Corporation’s value of behaving like an owner. As with many of its peers, the Corporation’s share price declined in the second half of 2008. However, in the past six months, the Corporation has made significant progress and created significant value which has yet to be reflected in the Corporation’s share price as demonstrated in the following graph which illustrates a comparison of the cumulative return of the Corporation’s publicity traded common shares versus the S&P/TSX Composite Index and the S&P/TSX Global Gold Index from January 2008 to March 2009.

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Gammon Gold Inc. Stock Price vs. S&P/TSX Indices
January 2008 - March 2009

Despite the negative factors which affected the Corporation’s stock price performance in 2008, such as high volatility in the markets and decreases in the gold and silver metal prices, causing a decoupling of the gold to silver ratio, Management was able to focus effort and communicate priorities which resulted in the Corporation being able to achieve the following results:

Q4 2008 Financial and Operational Highlights (USD)
	Q4 2008	Q4 2007	% Change
Revenues	$48.3 million	$39.7 million	22%
Net Earnings (Loss)	$21.8 million	($20.7 million)	205%
Earnings per Share (Loss)	$0.18	($0.19)	195%
Operating Cash Flow	$10.0 million	$2.7 million	270%
Gold Production (ounces)	43,768	27,571	59%
Silver Production (ounces)	1,649,893	1,140,797	45%
Gold Equivalent Production(1) (ounces)	64,889	48,184	35%
Total Cash Costs per gold equiv. ounce(1)(2)	$384	$676	(43%)
Gold-to-Silver Ratio	79:1	56:1

Notes:
1.	Gold-to-Silver production and total cash costs were negatively impacted by an unfavourable gold-to-silver ratio of 79:1 as compared to the 200-month average of 57:1.
2.

Total cash costs per ounce is a non-GAAP performance measure that Management uses to better assess the Company’s performance for the current period and its expected performance in the future. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this measure to evaluate the Company’s performance and cash generating capabilities. Total cash costs per ounce does not have any standardized meaning prescribed by GAAP, and should not be considered in isolation of or as a substitute for performance measures prepared in accordance with GAAP. This measure is not necessarily indicative of operating profit or cash flow from operations as determined under GAAP. Other companies may calculate these measures differently. Total cash costs per ounce is calculated by dividing all of the costs absorbed into inventory, excluding amortization and depletion, by applicable ounces sold.

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2008 Year End Financial and Operational Highlights (USD)
	2008	2007	% Change
Revenues	$212.5 million	$152.1 million	40%
Net Earnings (Loss)	$30.2 million	($101.3 million)	130%
Earnings per Share (Loss)	$0.25	($0.90)	128%
Operating Cash Flow	$55.9 million	($34.2 million)	263%
Gold Production (ounces)	154,428	121,387	27%
Silver Production (ounces)	5,778,874	5,035,704	15%
Gold Equivalent Production(1) (ounces)	251,510	218,734	15%
Total Cash Costs per gold equiv. ounce(1)(2)	$525	$670	(22%)
Gold-to-Silver Ratio	59:1	52:1

Notes:

1.	Gold-to-Silver production and total cash costs were negatively impacted by an unfavourable gold-to-silver ratio reported in the last half of 2008.
2.

Total cash costs per ounce is a non-GAAP performance measure that Management uses to better assess the Company’s performance for the current period and its expected performance in the future. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this measure to evaluate the Company’s performance and cash generating capabilities. Total cash costs per ounce does not have any standardized meaning prescribed by GAAP, and should not be considered in isolation of or as a substitute for performance measures prepared in accordance with GAAP. This measure is not necessarily indicative of operating profit or cash flow from operations as determined under GAAP. Other companies may calculate these measures differently. Total cash costs per ounce is calculated by dividing all of the costs absorbed into inventory, excluding amortization and depletion, by applicable ounces sold.

The Corporation continues to strive to responsibly operate and organically grow the most profitable precious metal Corporation while balancing the needs of its stakeholders.

Granting Stock Options

The Corporation has a written policy governing the grant of stock options. The policy applies equally to grants of stock options to directors, officers, consultants and other employees, see - “Section III – Executive Compensation and Other Information – Incentive Plan Awards”. The policy provides, among other things, that:

  Stock options will be recommended by the Compensation Committee and granted only by the Board of Directors as recommended by the Compensation Committee, and authority to grant options will not be delegated to Management;
  Stock options will be priced by calculating the Volume Weighted Average Price of the Corporation’s common shares on its principal stock exchange for the 5 trading days immediately preceding the grant date (as defined in the Corporation’s stock plan); and
  Stock options are only awarded every alternating year, unless they are awarded for special merit for exemplary performance, change in position, or increase in responsibility, or for new employees, as an inducement, depending on position.

The Compensation Committee and Board of Directors take previous grants to all executives into consideration when considering new grants.

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SUMMARY COMPENSATION TABLE

The following table sets out, for the three most recently completed financial years ended December 31, 2008, the compensation paid to or earned by each of the Named Executive Officers.

					Non-Equity Incentive Plan
					Compensation
			Share-	Option-	Annual	Long Term
			Based	Based	Incentive	Incentive	Retirement	Other Annual	Total
Name and Principal		Salary	Awards	Awards	Plan	Plan	Plan Value	Compensation	Compensation
Position	Year	($)(1)	($)	($)(2)	($)	($)	($)	($)	($)
Fred George	2008	$1,067,100(3)	Nil	Nil	$1,837,193(5)	Nil	$124,747(6)	Nil	$3,029,040
President & Chairman	2007	$1,055,322	Nil	Nil	$636,281	Nil	Nil	Nil	$1,691,603
	2006	$600,616	Nil	$1,220,258(4)	$727,620	Nil	Nil	Nil	$2,548,494
René Marion	2008	$493,077	Nil	Nil	$2,192,006(5)	Nil	Nil	$27,869(7)	$2,712,952
Chief Executive Officer	2007	$72,308	$460,000(8)	$2,245,000(9)	$40,000	Nil	Nil	Nil	$2,817,308
Scott Perry	2008	$280,000(10)	$281,250(11)	897,000(12)	$1,022,936(5)	Nil	Nil	$12,299(7)	$2,493,485
Chief Financial Officer
Glenn Hynes	2008	$31,341(13)	Nil	Nil	Nil	Nil	Nil	$384,375(14)	$415,716
Former Chief Financial	2007	$196,730	Nil	$919,000(15)	$120,000	Nil	Nil	Nil	$1,235,730
Officer
Russell Tremayne	2008	$297,526(16)	Nil	$787,000(17)	$950,748(5)	Nil	Nil	Nil	$2,035,274
Chief Operating Officer
Dave Keough	2008	$47,769(18)	Nil	Nil	Nil	Nil	Nil	Nil	$47,769
Former Chief Operating	2007	$180,000	Nil	$705,000(19)	$145,000	Nil	Nil	Nil	$1,030,000
Officer
Dana Hatfield	2008	$162,692	Nil	$233,600(20)	$192,897(5)	Nil	Nil	Nil	$589,189
Vice President, Finance	2007	$28,538(21)	Nil	$139,000(22)	$11,000	Nil	Nil	Nil	$178,538

Notes:
1.	These amounts represent salary paid to the named executive officer during the the years ended December 31, 2008, 2007 and 2006.
2.

Options to purchase common shares granted pursuant to the Corporation’s Stock Option Plan and Employment Inducement Awards. See - “Section III – Executive Compensation and Other Information – Compensation Discussion & Analysis, Description of Equity Plans” and “Section III – Executive Compensation and Other Information – Incentive Plan Awards”.

3.

Mr. George’s salary for 2008 salary was paid in USD and for the above table has been converted to CAD using the average currency exchange rate of US$1 = CAD$1.0742 for the 2008 year, as quoted by the Bank of Canada.

4.	The stock option value was determined by calculating the Black-Scholes value of $5.93 for 205,777 stock options granted on June 13, 2006.
5.

Subject to Shareholder and stock exchange approval, the executive’s annual incentive bonus shall be paid in common shares of the Corporation, see – “Compensation Discussion & Analysis, Annual Incentive Bonuses”. The value of this annual incentive has been determined by multiplying the total number of common shares conditionally granted to Mr. George as of December 31, 2008 by the closing price on the TSX on December 31, 2008 of $6.75, plus the amount of taxes expected to be paid on behalf of the executive.

6.	See – “President & Chairman Retirment Plan Arrangement” section on page 27.
7.	This amount consists of life and disability benefit premiums paid by the Corporation on behalf of Mr. Marion and Mr. Perry in 2008.
8.

A bonus of 50,000 Gammon Common Shares was granted to Mr. Marion as an inducement to join the Corporation. These common shares had a one year vesting term from Mr. Marion’s effective start date, October 25,2007. The fair value of these common shares at the time of grant was $9.60 per share as noted in the table; however these common shares were released to Mr. Marion on December 2, 2008, at his request when the share price was $3.15 and therefore the value at the time of release was $157,500.

9.

These options were granted to Mr. Marion as an inducement to join the Corporation. The stock option value in this table was determined by using the Black-Scholes value of $4.49 for the 500,000 inducement stock options granted on October 25, 2007.

10.

These amounts represent the salary earned by Mr. Perry from February 11, 2008, when he became the Chief Financial Officer of the Corporation, to December 31, 2008. Mr. Perry’s annual salary for 2008 was set at $350,000.

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11.

A bonus of 45,000 Gammon common shares was granted to Mr. Perry as an inducement to join the Corporation. These common shares had a one year vesting term from Mr. Perry’s effective start date, February 11, 2008. The fair value of these common shares at the time of grant was $6.25, however Mr. Perry has not yet requested the release of these common shares and therefore they remain in treasury until such time. The market value of these common shares as at December 31, 2008 was $303,750 or $6.75 per share.

12.

These options were granted to Mr. Perry as an inducement to join the Corporation. The stock option value for his table was determined by using the Black-Scholes value of $2.99 for the 300,000 inducement stock options granted on February 11, 2008.

13.

This amount represents the salary earned by Mr. Hynes from January 1, 2008 to January 28, 2008. Mr. Hynes acted as the Chief Financial Officer of the Corporation from May 1, 2007 to January 28, 2008 and was succeeded by Scott Perry. Mr. Hynes’ annual salary for 2008 was set at $307,500.

14.	Severance paid to Mr. Hynes in January 2008 upon his resignation as per the terms outlined in his employment contract.
15.

These options were granted to Mr. Hynes as an inducement to join the Corporation. The stock option value for this table was determined by using the Black-Scholes value of $9.19 for the 100,000 inducement stock options granted on May 2, 2007. All 100,000 were cancelled upon Mr. Hynes’ resignation from the Corporation on January 28, 2008, therefore there was no value associated with these options as at December 31, 2008.

16.

These amounts represent the salary earned by Mr. Tremayne from January 28, 2008, when he became the Chief Operating Officer of the Corporation, to December 31, 2008. Mr. Tremayne’s salary was paid in USD and for the above table has been converted to CAD using the average currency exchange rate of US$1 = CAD$1.0742 for the 2008 year, as quoted by the Bank of Canada. Mr. Tremayne’s annual salary for 2008 was set at US$300,000.

17.

100,000 of these options were granted to Mr. Tremayne as an inducement to join the Corporation. The remaining 100,000 options were granted under the Stock Option Plan. The stock option values were determined by using the Black-Scholes value of $3.47 for 100,000 inducement stock options granted on January 28, 2008 and $4.40 for the additional 100,000 stock options granted on April 16, 2008 from the Stock Option Plan.

18.

These amounts represent the salary earned by Mr. Keough from January 1, 2008 to January 28, 2008. Mr. Keough acted as the Chief Operating Officer of the Corporation from July 3, 2007 to January 28, 2008, and was succeeded by Russell Tremayne. Mr. Keough’s annual salary for 2008 was $360,000. Mr. Keough did not receive a severance package upon his departure from the Corporation.

19.

These options were granted to Mr. Keough as an inducement to join the Corporation. The stock option value for this table was determined by using the Black-Scholes value of $7.05 for the 100,000 inducement stock options granted on July 3, 2007. All 100,000 were cancelled upon Mr. Keough’s departure from the Corporation on January 28, 2008, therefore there was no value associated with these options as at December 31, 2008.

20.

The stock option values were determined by using the Black-Scholes value of $6.92 for the 15,000 stock options granted on February 19, 2008 and $6.49 for the 20,000 stock options granted on May 26, 2008.

21.

These amounts represent the salary earned by Mr. Hatfield from October 22, 2007, when he became the Vice President of Finance of the Corporation, to December 31, 2008. Mr. Hatfield’s annual salary for 2008 was set at $140,000.

22.	The stock option value was determined by using the Black-Scholes value of $5.56 for the 25,000 stock options granted on October 22, 2007.

INCENTIVE PLAN AWARDS

Stock Option Plans

Gammon has a stock option plan (the Stock Option Plan”), adopted in accordance with the requirements of TSX, for the directors, officers, employees and consultants of the Corporation. The Corporation also has a plan which consists of Mexgold stock options (the “Mexgold Converted Stock Option Plan”) which were converted into Gammon Stock Options when the Corporation acquired Mexgold Resources Inc. (“Mexgold”) on August 8, 2006. Further details of the Mexgold acquisition are available in the Corporation’s Business Acquisition Report dated October 20, 2006, filed under the Corporation’s profile at www.sedar.com. There are no options remaining available for future grants under the Mexgold Converted Stock Option Plan as the Mexgold stock options were converted as a one time transaction at the time of acquisition. In addition the Corporation has also granted employment inducement stock options to some of its officers who have joined the Corporation in the past 2 year, see - “Section III – Executive Compensation and Other Information, Description of Equity Plans”. As employment inducement stock options are subject to TSX approval, they are issued on an as required basis and therefore there are no options remaining available for future grants.

The following table sets forth, as at December 31, 2008, information concerning securities authorized for issue under the Gammon Stock Option Plan, the Mexgold Converted Stock Option Plan and the Employment Inducement Options, which are the only equity compensation plans of the Corporation.

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Number of Securities
Remaining Available for
	Number of Securities		Future Issuance Under
	to be Issued Upon		Equity Compensation
	Exercise of	Weighted Average	Plans
	Outstanding Options since the	Exercise Price of	(Excluding Securities
	inception of the Plan	Outstanding Options	Reflected in Column (a))
	(#)	($)	($)

Plan Category	(a)	(b)	(c)

Equity compensation plans approved by Shareholders:

Stock Option Plan	5,556,333	$7.44	135,867

Mexgold Converted Stock Option Plan	1,660,427	$6.66	Nil

Equity compensation plans not approved by Shareholders:

Employment Inducement Stock Options(1)	1,333,333	$11.07	Nil

Note:
1.

Under the TSX Company Manual, stock options granted as inducements to new executive officers to join the Corporation are not subject to Shareholder approval since the number of common shares of the Corporation issuable to each recipient of such stock options does not exceed 2% of the Corporation’s issued and outstanding common shares.

The purpose of the Stock Option Plan is to attract and retain superior employees, to provide a strong incentive for employees and consultants to put forth maximum effort for the continued success and growth of the Corporation and, in combination with these goals, to encourage equity ownership in the Corporation by its employees and consultants.

The Stock Option Plan is administered by the Board of Directors. The principal terms of the Stock Option Plan are as follows:

a)	Directors, officers, employees and consultants (“Participants”) are eligible for the grant of stock options under the Stock Option Plan;

b)

The maximum number of common shares which may be issued under the Stock Option Plan shall not exceed 25,000,000, subject to adjustment. The maximum number of common shares with respect to which grants may be made under the Stock Option Plan and any other security based compenstion arrangements to any one (1) optionee or his or their associates (as that term is defined in the Securities Act (Ontario)) shall not exceed 5% of the issued and outstanding common shares. The maximum number of common shares issuable to insiders (as defined in the Securities Act (Ontario)) of the Corporation and their associates under the Stock Option Plan and other security based compensation arrangements shall not exceed 10% of the issued and outstanding common shares. The maximum number of common shares issued to insiders of the Corporation and their associates under the Stock Option Plan within any one (1) year period, when taken together with any other security-based compensation arrangements, shall not exceed 10% of the issued and outstanding common shares for all such insiders and associates in the aggregate and, in the case of any one (1) insider and his or her associates, shall not exceed 5% of the issued and outstanding common shares;

c)

The exercise price of the stock options granted under the Stock Option Plan is defined as the volume-weighted average trading price of the common shares for the five trading days immediately preceding the date upon which the stock option is granted as reported by the TSX, or, if the common shares are not listed on the TSX, on such other principal stock exchange or over-the-counter market on which the common shares are listed or quoted, as the case may be;

d)	Stock options are exercisable for a maximum period of seven (7) years from the date of grant or such shorter period as may be determined at the time of the grant;

e)	Stock options granted under the Stock Option Plan are not assignable;

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f)

Stock options terminate: (i) if an optionee is dismissed for cause, all of his unvested options will be terminated immediately, while his vested options will expire three (3) months after the date of dismissal; (ii) if an optionee leaves the Corporation (and its subsidiaries) on his own accord, all of his unvested options will be terminated immediately, while his vested options will expire three (3) months after the date of departure; (iii) if an optionee is dismissed without cause, all of his options will vest immediately and will expire three (3) months after the date of dismissal; (iv) if an optionee dies, all of his unvested options will be terminated immediately, while his vested options will expire three (3) months after the date of death; and (v) if an optionee ceases to work for the Corporation (or its subsidiaries) by reason of permanent disability or retirement under any retirement plan of the Corporation or any subsidiary, all of his unvested options will be terminated immediately, while his vested options will expire three (3) months after the date of deemed termination of employment, but if the optionee should die during that three (3) month period, then his vested options will be extended for three (3) months following the date of death;

g)	Stock options may not vest at a rate faster than over a four (4) year period from the date of grant, in equal instalments on each anniversary of the date of grant;

h)

The Board of Directors has the discretion to provide financial assistance for the purchase of common shares on the exercise of stock options. Any loans so provided are on a full recourse basis and the common shares issued pursuant to any such exercise are secured for repayment of the financial assistance so provided;

i)

The number of common shares issuable on the exercise of stock options granted under the Stock Option Plan and the exercise price of such stock options may be proportionately changed in the event of a subdivision, redivision, consolidation, reclassification or change of the Corporation’s issued and outstanding common shares, or any other capital reorganization, or a consolidation, amalgamation or merger of the Corporation with or into any other entity or the sale of the properties and assets of the Corporation as or substantially as an entirety to any other entity;

j)

Subject in all cases to the approval of all regulatory authorities, stock exchanges or over-the-counter markets having jurisdiction over the affairs of the Corporation, the Board may from time to time amend or revise any of the terms of the Plan (or any option granted thereunder) or may terminate the Plan (or any option granted thereunder) at any time provided, however, that: (i) no such action shall, without the consent of the Participant, in any manner adversely affect a Participant’s rights under any option theretofore granted under the Plan; and (ii) if under the rules and policies of the TSX, or such other principal stock exchange or over-the-counter market on which the Shares are listed or quoted, such amendment requires approval by the Shareholders of the Corporation, such amendment shall not be effective until the Corporation has obtained such approval in accordance with the rules and policies of the TSX or such other such other principal stock exchange or over-the-counter market on which the Shares are listed or quoted; and

k)

No amendment to the terms of the Plan shall affect any Option granted prior to such date, and each such Option shall continue to be governed by the terms of the Plan as it existed immediately before such amendment, unless the Participant holding such Option agrees that it shall be governed by the amended terms of the Plan.

The maximum number of common shares that can be issued pursuant to the exercise of options granted since inception under the Stock Option Plan is 25,000,000. As of April 14, 2009, there are 898,200 common shares which have not been allocated under the Stock Option Plan and remain available for future grant; 16,607,800 of the stock options have been granted and exercised; 690,500 stock options have been granted and expired; and 4,494,000 stock options have been granted but not exercised, representing 3.7% of the issued and outstanding common shares of the Corpoartion. As a result, a total of 5,392,200 shares are reserved for issuance under the Stock Option Plan, representing 4.4% of the total issued and outstanding common shares of the Corporation.

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The following table sets forth information concerning the aggregated stock options granted to the Named Executive Officers of the Corporation and outstanding at the end of the year ended December 31, 2008:

	Option Based Awards				Share Based Awards
					Number of
	Number of Securities			Value of	Share-Based	Market Value of
	Underlying	Exercise		Unexercised in-the-	Awards –	Share- Based
	Unexercised Options	Price		money Options	Unvested	Awards – Unvested
Name	(#)	($)	Expiry Date	($)(1)	(#)	($)
Fred George	1,080,000(2)	$5.45	Feb 2, 2009	$1,404,000	Nil	$Nil
	564,000(2)	$5.68	Feb 6, 2009	$603,480	Nil	$Nil
	390,000	$6.12	Feb 9, 2010	$245,700	Nil	$Nil
	347,200	$6.12	Feb 9, 2010	$218,736	Nil	$Nil
	329,000	$5.43	Aug 24, 2010	$434,280	Nil	$Nil
	200,000	$9.05	Nov 1, 2010	$Nil	Nil	$Nil
	205,777	$10.64	Jun 13, 2011	$Nil	Nil	$Nil
René Marion	500,000	$9.42	Oct 25, 2012	$Nil	Nil	$Nil
Scott Perry	300,000	$6.48	Feb 11, 2013	$81,000	45,000	$303,750(3)
Russell Tremayne	100,000	$6.69	Jan 29, 2013	$6,000	Nil	$Nil
	100,000	$8.08	Apr 16, 2013	$Nil	Nil	$Nil
Dana Hatfield	25,000	$9.21	Oct 22, 2012	$Nil	Nil	$Nil
	15,000	$6.16	Feb 19, 2013	$8,850	Nil	$Nil
	20,000	$9.94	May 26, 2015	$Nil	Nil	$Nil

Notes:
1.

On December 31, 2008, the last trading day of the 2008 financial period, the closing price of the common shares on the TSX was $6.75; the total value of unexercised in-the-money options was calculated by taking the difference between the closing price on December 31, 2008 and the exercise price of the stock options and then multiplying that total by the total number of stock options.

2.	Mr. George exercised these stock options on January 27, 2009, however to date he has not sold any of the common shares.
3.

A bonus of 45,000 Gammon Common Shares were granted to Mr. Perry as an inducement for joining the Corporation. These common shares had a one year vesting term from Mr. Perry’s effective start date, February 11, 2008. The fair value of these common shares at the time of grant was $6.25, however Mr. Perry has not yet requested the release of these common shares and therefore they remain in treasury. The market value of these common shares as at December 31, 2008 was $303,750 or $6.75 per share.

The following table sets forth information concerning the value of incentive plan awards to the Named Executive Officers of the Corporation which vested during the year ended December 31, 2008:

	Option Based Awards – Value Vested	Share Based Awards – Value Vested
Name	During the Year	During the Year
Fred George	$Nil	$Nil
René Marion(1)	$Nil	$219,000
Scott Perry	$Nil	$Nil
Russell Tremayne	$Nil	$Nil
Dana Hatfield(2)	$Nil	$Nil

Notes:
1.

Mr. Marion had 125,000 of his options vest on October 25, 2008, his exercise price was $9.42. Since the stock price on the TSX on October 27, 2008 (October 25, 2008 was a Saturday) was $4.38 the options had no value on the vesting date.

2.

A bonus of 50,000 Gammon Common Shares was granted to Mr. Marion as an inducement to join the Corporation. These common shares had a one year vesting term from Mr. Marion’s effective start date, October 25, 2007. The value of these common shares on the vesting date, October 27, 2008 (October 25, 2008 was a Saturday) was $4.38 per share.

3.

Mr. Hatfield had 6,250 of his options vest on October 22, 2008, his exercise price was $9.21. Since the stock price on the TSX on October 22, 2008 was $5.00 the options had no value on the vesting date.

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The following table sets forth information concerning the aggregated stock options exercised by the Named Executive Officers of the Corporation during the year ended December 31, 2008:

Value of Unexercised in-the
	Securities		Unexercised Options(1)	money Options
	Acquired On	Aggregate	Exercisable/	Exercisable/
	Exercise	Value Realized	Unexercisable	Unexercisable
Name	(#)	($)	(#)	($)(1)
Fred George	1,523,000(2)	$11,634,040	3,115,977/Nil	$2,906,196/$Nil
René Marion	Nil	$Nil	125,000/375,000	$Nil/$Nil
Scott Perry	Nil	$Nil	Nil/300,000	$Nil/$81,000
Russell Tremayne	Nil	$Nil	Nil/200,000	$Nil/$6,000
Dana Hatfield	Nil	$Nil	6,250/53,750	$Nil/$8,850

Notes:

  On December 31, 2008, the last trading day of the 2008 financial period, the closing price of the common shares on the TSX was $6.75.

  Mr. George exercised 423,000 stock options on January 10, 2008 and 1,100,000 stock options on June 26, 2008. The aggregate value realized on these options is calculated on the basis of the closing prices of the common shares on the TSX on those dates, which were $8.54 and $10.30 respectively, less the exercise prices of the options which were $1.06 and $2.60 respectively, per common share. To date Mr. George has not sold any of the common shares.

Employee Share Purchase Plan

Subject to disinterested Shareholder and stock exchange approval, the Employee Share Purchase Plan ("ESPP") will be implemented to provide officers, directors, employees and consultants ("Participants") with the opportunity to become an owner in the Corporation and to invest in the Corporation’s future. Participants are entitled to contribute up to 10% of their annual base salary (excluding overtime, bonuses, allowances and other extraordinary compensation) to the ESPP. The Corporation will contribute an amount equal to 75% of the Participant’s contribution and all contributions are then used to purchase common shares of the Corporation on a quarterly basis. The purchase price per share will be the volume-weighted average trading price of the common shares on the TSX, for Participants residing in Canada, or the NYSE, for Participants residing in the United States or other countries, for the 5 consecutive trading day period prior to the end of the reporting quarter in respect of which the common shares are issued. The maximum number of common shares of the Corporation that may be issued under the plan is 1,250,000 common shares, representing approximately 1% of the outstanding common shares as of April 14, 2009.

All common shares purchased with Participant’s Contributions will be designated as "Participant Shares" and all common shares purchased with Employer’s Contributions will be designated as "Employer Shares". Both Participant Shares and Employer Shares will vest immediately with the Participant upon issuance. A Participant may not transfer its rights under the ESPP. If a Participant ceases to be a director, officer, employee or consultant of the Corporation as a result of retirement, death or disability, the Participant will cease to be entitled to participate in the ESPP, but will receive all common shares of the Corporation credited to such Participant’s account under the ESPP or all cash received following the sale of the common shares. If a Participant ceases to be a a director, officer, employee or consultant of the Corporation for any other reason, the Participant will cease to be entitled to participate in the ESPP and will receive only the balance of such Participant’s contributions credited to such Participant’s account under the Employee Share Purchase Plan and the common shares of the Corporation purchased with such contributions.

The Board of Directors shall have the authority to terminate the ESPP at any time, or to make the following amendments to the ESPP, without the prior approval of the Participants or the Shareholders :

  any amendment which is intended to ensure compliance with applicable laws, regulations or policies, including but not limited to the rules and policies of any stock exchange on which the common shares of the Corporation are listed for trading;

  any amendment which is intended to provide additional protection to shareholders of the Corporation (as determined at the discretion of the Board of Directors);

  any amendment which is intended to remove any conflicts or other inconsistencies which may exist between any terms of the ESPP and any provisions of any applicable laws, regulations or policies, including but not limited to the rules and policies of any stock exchange on which the common shares of the Corporation are listed for trading;

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  any amendment which is intended to cure or correct any typographical error, ambiguity, defective or inconsistent provision, clerical omission, mistake or manifest error;

  any amendment which is not expected to materially adversely effect the interests of the Shareholders;

  any amendment which is intended to facilitate the administration of the ESPP; and

  subject to those provisions which explicitly require Shareholder approval (as set out below), any amendment to the terms of the ESPP, including but not limited to any amendment to the definitions of the terms used in the Plan, the dates on which Participants may become eligible to participate in the ESPP, the procedure for enrolling in the ESPP, the minimum and maximum permitted payroll deduction rate, the amount of Participants' contributions and the Corporation’s contributions and the procedures for making, changing, processing, holding and using such contributions, vesting, the rights of holders of Participant Shares and Employer Shares, the rights to sell or withdraw common shares and cash credited to a Participant's account and the procedures for doing the same, the interest payable on cash credited to a Purchaser's account, the transferability of common shares, contributions or rights under the ESPP, the adjustments to be made in the event of certain transactions, Plan expenses, restrictions on corporate action, or use of funds.

Notwithstanding the foregoing:

  no termination, modification, or amendment of the Plan shall adversely affect the rights of a Participant with respect to common shares of the Corporation previously issued under the ESPP without such Participant’s written consent; and

   no modification or amendment to the following provisions of the ESPP shall be effective unless and until the Corporation has obtained the approval of the Shareholders in accordance with the rules and policies of the stock exchanges on which the common shares of the Corporation are listed for trading:

  the definition of "Participant" or any defined term comprised in such definition which would have the potential of broadening or increasing participation by insiders of the Corporation (as such term is defined in the applicable securities laws);

  the aggregate maximum number of common shares of the Corporation that may be issued pursuant to the ESPP;

  the purchase price at which common shares may be issued pursuant to the ESPP;

  the rights of a Participants to withdraw Participant Shares and accumulated cash credited to the Participant's account if the Participant ceases to be a Participant for any reason other than retirement, death, or disability;

  the extension of any right of a Participant under the ESPP beyond the date on which such right would originally have expired;

  the addition of a cashless exercise feature, payable in cash or securities, if such feature does not provide for a full deduction of the number of underlying common shares from the aggregate maximum number of common shares authorized and reserved for issuance under the ESPP; and

  the addition of, or amendments to the provisions for, any form of financial assistance, other than changes to the Corporation's contributions.

All funds received or held by the Corporation under the Employee Share Purchase Plan will be included in the general funds of the Corporation free of any trust or other restriction, and may be used for any corporate purpose.

There is no limit on the participation of insiders of the Corporation in the Employee Share Purchase Plan, and as a result the Employee Share Purchase Plan will require approval by the disinterested Shareholders of the Corporation . For further details of the plan, see - "Schedule "C" of this Management Information Circular, see – "Section II – Business of Meeting, Approval of Employee Share Purchase Plan and Issuance of Common Shares".

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PRESIDENT & CHAIRMAN RETIREMENT PLAN ARRANGEMENT

		Annual benefits payable					Accrued
	Number of years			Accrued			obligation at
	credited service	At year end	At age 65	obligation at	Compensatory	Non-compensatory	year end
Name	(#)	($)	($)	start of year ($)	change ($)	change ($)	($)
Fred George	11(1)	Nil	15,099,195	Nil	122,426	2,321	124,747

Note:

  The number of years of credited service which Mr. George has provided the Corporation has no effect on his retirement arrangement.

On September 12, 2008, the Corporation established a post-retirement benefit plan for the President & Chairman, Fred George. The plan provides for a lump sum retirement payment at age 65 equal to Mr. George’s aggregate salary and bonus remuneration in the 2006 and 2007 calendar year periods multiplied by a gross-up factor of five (5) and will be paid net of applicable taxes.

Regardless of a Change of Control event, Mr. George will be eligible to immediately receive a cash payment from the Corporation at the earlier of the following events:

  Upon the occurrence of both of the following: a) the Corporation terminating Mr. George’s employment contract such that he is no longer President & Chairman of the Corporation or the occurence of a material change in the Executive’s duties and responsibilies not consented to by Mr. George; and b) Mr. George no longer being a member of the Board of Directors whether by resignation or failure to be re-elected by the Corporation’s Shareholders; or

  On becoming eligible for retirement which is deemed to be when the incumbent is aged sixty five (65) years of age; or

  If by death during the term of the agreement.

The value of the cash payment will be equal to Mr. George’s aggregate salary and bonus remuneration in the 2006 and 2007 calendar year periods multiplied by a gross-up factor of five (5) and will be paid net of applicable taxes. For the purposes of certainty, Mr. George’s 2006 and 2007 calendar year salary and bonus remuneration is as per the salary and bonus remuneration documented in the Corporation’s May 26, 2008 Management Information Circular available on the Corpoaration’s website at www.gammongold.com or under the Corporation’s profile at www.sedar.com.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Fred George – President & Chairman

Gammon has an employment contract with its President & Chairman, Fred George, whereby Mr. George is to provide his services to Gammon for an indefinite term, at an annual base salary of US$1,000,000. In addition, Mr. George shall be entitled to an annual incentive bonus for each year of employment. The annual incentive bonus shall be targeted at no less than 25% of the annual base salary and no greater than 150% of the annual base salary. The payment of an annual bonus, if payable, is ultimately at the discretion of the Compensation Committee.

Mr. George’s employment contract was amended as of September 12, 2008 to provide that should the Corporation be subject to an acquisition by a third party of at least 50% of the voting shares or assets of the Corporation, whether by take-over bid, plan of arrangement, business combination or otherwise (each, a "Change of Control"), then, subject to regulatory approval, Mr. George shall be entitled to: i) immediately prior to the effective time of the Change of Control, a cash payment from the Transaction Bonus (as defined below); and ii) upon the public announcement by the Corporation or a third party of a transaction which in the view of the Board of the Corporation could reasonably be expected to lead to a Change of Control, have all of his stock options vest immediately and remain exercisable until the expiry of their full term, whether or not the Change of Control transaction is completed.

The Change of Control transaction bonus ("Transaction Bonus") will be calculated by the Board of Directors by reference to the takeover premium ("Takeover Premium"), which shall be the aggregate market value in Canadian Dollars of the entire issued common share capital of the Corporation on the effective date of the Change of Control less the market value of the entire issued common share capital of the Corporation utilizing the weighted average market value for a period of five trading days on the TSX commencing five trading days prior to the day the Board of Directors is first notified directly or by Management of a formal expression of interest by a third party which would lead to a Change of Control or the day Management first requests the Board of Directors to initiate a process which if successful would result in a Change of Control (such market value is hereinafter referred to as the "Base Price"). If the Board of Directors determines that there has been no takeover activity for a period of 180 days after the Base Price is set, it may determine that the takeover process has terminated without prejudice to the possibility of a new takeover process being initiated at a later date. The Transaction Bonus shall be equal to:

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  2% of the entire Takeover Premium where the Takeover Premium is up to and including 15% of the Base Price;
  3% of the entire Takeover Premium where the Takeover Premium is greater than 15% and up to and including 25% of the Base Price;
  3.5% of the entire Takeover Premium where the Takeover Premium is greater than 25% and up to and including 30% of the Base Price;
  4% of the entire Takeover Premium where the Takeover Premium is greater than 30% and up to and including 35% of the Base Price; or
  4.5% of the entire Takeover Premium where the Takeover Premium is greater than 35%.

In the event of a transaction based solely or partially on an exchange of shares, the value of the share consideration one week prior to the effective date of the Change of Control will be used to determine the effective share price of the Corporation at the effective date of the Change of Control. In the event of a transaction based solely or partially on consideration other than cash or shares, including a transaction involving assets, or a ‘merger of equal interests transaction’, the Takeover Premium will be the difference between the aggregate market value in Canadian Dollars of the entire issued common share capital of the Corporation, calculated by utilizing the weighted average market value for a period of five trading days on the TSX commencing on the first full trading day after the announcement of a Change of Control transaction, and the aggregate market value of the Corporation’s common shares Capital calculated using the Base Price. In the event that the Executive and the Corporation do not agree with the resulting calculation, an independent financial advisor acceptable to both sides will be utilized to determine the Takeover Premium. In the event that prior to a Change of Control there has been a change in the capital structure of the Corporation (such as a consolidation, reclassification or sub division of the common shares of the Corporation, a capital distribution, an extraordinary dividend, a rights issue, a share buy back or otherwise) which in the opinion of the Board of Directors would render a closing share price as being inappropriate for value determination of the per share enterprise value of the Corporation for comparison with the share price prior to a Change in Control (as calculated above) then the Board of Directors shall adjust the price accordingly to a value that would represent in its opinion an appropriate comparison with such share price.

Mr. George has also entered into a consulting agreement with the Corporation to provide to the Corporation consulting services with respect to Mexican government relations, public relations and business development (the "Services"). This agreement will enter into effect immediately and automatically without further action by the Corporation or Mr. George upon him no longer being an employee of the Corporation or a member of the Board of Directors and will remain in effect until the earlier of Mr. George reaching the age of 65, or his death, unless terminated in the event of a change of control (as defined below). Under the consulting agreement the Corporation will pay Mr. George a fee of US$1,000,000 per year. and a fixed amount (the "Local Expense Amount") per year, for all out-of-pocket expenses incurred or paid by him in the Halifax region in providing his services , initially set at US$100,000 per year and subject to increase each year thereafterby agreement between the Chief Executive Officer of the Corporation and Mr. George taking into account the 12 month variation in the Consumer Price Index in the preceding year. The Local Expense Amount is not intended to cover any travel and out-of-pocket expenses in respect of trips undertaken by Mr. George at the request of the Corporation in order to attend events, including, without limitation, gold shows, government meetings, investor meetings and meetings with other mining companies or financiers.

In the event of a change of control of the Corporation, the Corporation shall have the right at any time to terminate this consulting agreement at any time after the effective time of the change of control on 30 days advance notice to Mr. George in which case the Corporation shall immediately pay the remaining fees under the contract as if the consulting agreement continued in place until Mr. George reached the age of 65. A change of control means an acquisition by a third party of at least 50% of the voting shares or assets of the Corporation, whether by take-over bid, plan of arrangement, business combination or otherwise. For certainty, in the event of a change of control during the term Mr. George shall also be entitled to a Transaction Bonus as described above.

René Marion – Chief Executive Officer

Gammon has an employment contract and addendum agreement with its Chief Executive Officer, René Marion, whereby Mr. Marion is to provide his services to Gammon at an annual base salary of $500,000. In addition, Mr. Marion shall be entitled to an annual incentive bonus for each year of employment which shall be targeted between 0% and 100% of total annual base salary. The payment of an annual bonus, if payable, is ultimately at the discretion of the Compensation Committee. A bonus of 50,000 Gammon Common Shares were granted to Mr. Marion as an inducement for joining the Corporation. These common shares had a one year vesting period from Mr. Marion’s effective start date and have since been released to Mr. Marion. Should Mr. Marion be terminated for any reason, other than for improper or dishonest action, or significant act of misconduct; subject to any change of corporate control of Gammon, being an acquisition by a third party of at least 50% of the voting shares of Gammon, whether by take-over bid, plan of arrangement, business combination or otherwise; subject to materially diminished duties, responsibilities and/or remuneration package; or no longer report directly to the President & Chairman and the Board of Gammon; then, subject to regulatory approval, Mr. Marion shall be immediately entitled to the equivalent of 30 months of annual base salary and bonus, and have all granted stock options previously issued or otherwise entitled to by Gammon or Gammon controlled companies, be made available for immediate vesting and exercise, and remain available for exercise until the expiry of the same full term period of their original maximum tenure. In the event of death during the term of his addendum agreement, Mr. Marion’s beneficiaries shall be entitled to receive life insurance benefits in an amount equal to $1,500,000 (three times annual base salary). In the event of a long or short term disability of Mr. Marion, the Corporation will continue to pay him during the first 90 days of such disability at 100% of his base salary. The Corporation shall have in place long and short term disability insurance such that benefits shall commence on the 91st day of any such disability at a percentage of base salary per month corresponding to the Executive’s income.

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Scott Perry – Chief Financial Officer

Gammon has an employment contract and addendum agreement with its Chief Financial Officer, Scott Perry, whereby Mr. Perry is to provide his services to Gammon at an annual base salary of $350,000. In addition, Mr. Perry shall be entitled to an annual incentive bonus for each year of employment which shall be targeted between 0% and 100% of total annual base salary. The payment of an annual incentive bonus, if payable, is ultimately at the discretion of the Compensation Committee. A bonus of 45,000 Gammon Common Shares were granted to Mr. Perry as an inducement for joining the Corporation. These common shares had a one year vesting period from Mr. Perry’s effective start date. These common shares have since vested but have not yet been requested for release by Mr. Perry. The common shares will remain in treasury until Mr. Perry requests their release. Should Mr. Perry be terminated for any reason, other than for improper or dishonest action, or significant act of misconduct; subject to any change of corporate control of Gammon, being an acquisition by a third party of at least 50% of the voting shares of Gammon, whether by take-over bid, plan of arrangement, business combination or otherwise; subject to materially diminished duties, responsibilities and/or remuneration package; or no longer reporting directly to the Chief Executive Officer and the Board of Gammon, then, subject to regulatory approval, Mr. Perry shall be immediately entitled to the equivalent of 30 months of annual base salary and bonus, and have all granted Stock options previously issued or otherwise entitled to by Gammon or Gammon controlled companies, be made available for immediate vesting and exercise, and remain available for exercise until the expiry of the same full term period of their original maximum tenure, and the bonus Gammon common shares shall be made available for immediate release. In the event of death during the term of his addendum agreement, Mr. Perry’s beneficiaries shall be entitled to receive life insurance benefits in an amount equal to $1,050,000 (three times annual base salary). In the event of a long or short term disability of Mr. Perry, the Corporation will continue to pay him during the first 90 days of such disability at 100% of his base salary. The Corporation shall have in place long and short term disability insurance such that benefits shall commence on the 91st day of any such disability at a percentage of base salary per month corresponding to the Executive’s income.

Russell Tremayne – Chief Operating Officer

Gammon has an employment contract with its Chief Operating Officer, Russell Tremayne, whereby Mr. Tremayne is to provide his services to Gammon at an annual base salary of US$300,000. In addition, Mr. Tremayne is also entitled to an annual incentive bonus for each year of employment which shall be targeted between 0% and 100% of total annual base salary. The payment of an annual incentive bonus, if payable, is ultimately at the discretion of the Compensation Committee. Should Mr. Tremayne be terminated for any reason, other than for improper or dishonest action, or significant act of misconduct; subject to any change of corporate control of Gammon, being an acquisition by a third party of at least 50% of the voting shares of Gammon, whether by take-over bid, plan of arrangement, business combination or otherwise; subject to materially diminished duties, responsibilities and/or remuneration package; and no longer reporting directly to the Chief Executive Officer, then, subject to regulatory approval, Mr. Tremayne shall be immediately entitled to the equivalent of 30 months of annual salary and bonus, and have all stock options previously granted be made available for immediate vesting and exercise, and remain available for exercise until the expiry of their original term. In the event of Mr. Tremayne’s death during the term of this addendum agreement, Mr. Tremayne’s beneficiaries shall be entitled to receive life insurance benefits in an amount equal to $900,000 (three times annual base salary). In the event of a temporary total disability (short term) of Mr. Tremayne, the Corporation will continue to pay him during the first 90 days of such disability at 100% of base salary. Mr. Tremayne shall be entitled to long term disability comprised of temporary total disability insurance such that benefits shall commence on the 91st day of any such disability at 67% of base salary up to a maximum of $2,500 per week for a maximum duration of 104 weeks. An own occupation definition of disability will apply. At the end of this term and in the event of a permanent total disability (inability to engage in any occupation) of Mr. Tremayne, the Corporation shall have in place, permanent total disability insurance such that lump sum benefit of CAD$500,000 would be paid to Mr. Tremayne after the 104th week of disability.

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Dana Hatfield – Vice President, Finance

Gammon has an employment contract with its Vice President of Finance, Dana Hatfiled, whereby Mr. Hatfield is to provide his services to Gammon at an annual base salary of $169,950. In addition, Mr. Hatfield is also entitled to an annual bonus for each year of employment, equal to a minimum of 40% of total annual base salary. The payment of an annual incentive bonus, if payable, is ultimately at the discretion of the Compensation Committee. Should Mr. Hatfield be terminated for any reason, other than for improper or dishonest action, or significant act of misconduct; subject to any change of corporate control of Gammon, being an acquisition by a third party of at least 50% of the voting shares of Gammon, whether by take-over bid, plan of arrangement, business combination or otherwise; subject to materially diminished duties, responsibilities and/or remuneration package, then, subject to regulatory approval, Mr. Hatfield shall be immediately entitled to the equivalent of six (6) months of annual salary, and have all stock options previously granted be made available for immediate vesting and exercise, and remain available for exercise until the expiry of their original term.

DIRECTOR COMPENSATION

Except as disclosed herein, the Corporation has no other arrangements, standard or otherwise, pursuant to which directors are compensated by the Corporation or its subsidiaries for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as a consultant or expert during the most recentIy completed financial year or subsequently, up to and including the date of this Management Information Circular.

Retainer Fees

The role of the Board of Directors has changed considerably in recent years. Boards today have greater responsibility and strategic involvement in organizations and are experiencing increased demands from Shareholders and institutional investors. Their exposure to risk and associated liability issues have also increased. As a result of these increased demands and responsibilities, the Corporation has undertaken a review to provide an assessment of the Corporation's Board compensation practices and provide comparative Board compensation practices with peer group companies. The Nominating & Corporate Governance Committee conducted a review of the fees and revised the fee structure for Independent Directors based on trends in comparative director compensation data for similarly sized companies within the mining industry. The revised fee structure was recommended to the Board and approved as at July 1, 2008.

Directors of the Corporation who were not employees of the Corporation were remunerated for services provided during the year ended December 31, 2008 in the following aggregate amounts:

• Annual retainer		$25,000
• Annual retainer paid to the Chair of the Audit Committee of the Board of Directors		$10,000
• Annual retainer paid to the Chair of any other Committee of the Board of Directors		$5,000
• Attendance fees, per meeting of the Board of Directors and Audit Committee (Independent directors only)	$	Nil
• Attendance fees, per meeting for all other Committees of the Board of Directors (Independent directors only)	$	Nil

The following table sets out the total Board and Committee attendance fees paid to independent directors as at December 31, 2008. For further details on the Director stock options, see – "Section II – Business of Meeting, Nominees for Election as Directors". The fees in this table represent the total fees paid to directors during the year. Prior to these fee revisions, directors were paid $20,000 as an annual retainer for the Board, $5,000 for the Audit Committee Chair retainer and $3,000 for all other Committee Chair retainers:

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		Share-		Non-Equity
	Total Fees	Based	Option-Based	Incentive Plan	Pension	All Other	Total
Director	Earned	Awards	Awards(2)	Compensation	Value	Compensation	Compensation
Frank Conte(1)	$14,000	$Nil	$Nil	$Nil	$Nil	$Nil	$14,000
Kent Noseworthy	$30,250	$Nil	$102,000	$Nil	$Nil	$Nil	$132,250
Canek Rangel	$20,750	$Nil	$102,000	$Nil	$Nil	$Nil	$122,750
André Falzon	$25,000	$Nil	$102,000	$Nil	$Nil	$Nil	$127,000
George Elliott(3)	$15,000	$Nil	$102,000	$Nil	$Nil	$Nil	$117,000

Notes:

  Frank Conte resigned on July 2, 2008 and therefore only received Director fees prior to the changes made effective July 1, 2008.
  The stock option value was determined by using the Black-Scholes value of $5.10 for the 20,000 stock options granted on August 12, 2008.
  George Elliott was appointed to the Board on August 6, 2008 and therefore only received Director fees after changes made effective July 1, 2008.

The following table sets out Board and Committee attendance for all directors as at December 31, 2008:

Nominating &
				Corporate	Environmental,
		Audit	Compensation	Governance	Health & Safety
Director	Board	Committee	Committee	Committee	Committee
André Falzon	12 of 12(100%)	6 of 6(100%)	-	-	-
Frank Conte(2)	7 of 7(100%)	2 of 2(100%)	2 of 2(100%)	1 of 1(100%)	-
Kent Noseworthy	12 of 12(100%)	6 of 6(100%)	3 of 4(75%)	1 of 1(100%)	3 of 3(100%)
Canek Rangel(1)	12 of 12(100%)	-	4 of 4 (100%)	1 of 1(100%)	3 of 3(100%)
Fred George(1)	12 of 12(100%)	-	-	-	-
René Marion(1)	12 of 12(100%)	-	-	-	3 of 3(100%)
Luis Chavez(1)	12 of 12(100%)	-	-	-	-
George Elliott(3)	5 of 5(100%)	2 of 2(100%)	2 of 2(100%)	-	-

Notes:

  Fred George, René Marion, Canek Rangel and Luis Chavez are not considered independent members of the Board of Directors as required by the NYSE definition of independence, and explained in the NYSE Company Manual, Sec. 303A.02 "Independence Tests", however this corporate governance difference is noted in the Corporation’s NYSE Statement of Governance Differences which is available by visiting the Corporation’s website, www.gammongold.com/governance.php.

  Frank Conte resigned as director of the Board on July 2, 2008, and attended all Board & Committee meetings prior to his resignation.

  George Elliott was appointed to the Board on August 6, 2008, and has attended all meetings since his appointment.

Meetings Without Management

The Board and its Committees met without non-independent directors and members of Management during 2008. The number of meetings without non-independent directors and members of Management is detailed below:

Meetings Without Management
Board	4 of 12
Audit Committee	6 of 6
Compensation Committee	4 of 4

SECTION IV – CORPORATE GOVERNANCE

Gammon believes that good corporate governance is an essential element in a well-managed corporation. The corporate governance practices of Gammon Gold meet most of the corporate governance guidelines recommended by Canadian Securities Administrators’ National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings ("NI 52-109"), Canadian and the corporate governance standards and disclosure requirements in Canadian Securities Administrators’ National Policy 58-201, Corporate Governance Guidelines ("NP 58-201") and National Instrument 58-101, Disclosure of Corporate Governance Practices ("NI 58-101"). The corporate governance practices of Gammon Gold met the corporate governance requirements of Securities Administrators’ National Instrument 52-110, Audit Committees ("NI 52-110") during 2008, however, the Corporation is currently relying on an exemption from certain of those requirements, see – "Audit Committee", Composition of the Audit Committee", and " Reliance on Certain Exemptions". The Corporation’s corporate governance practices also comply with applicable requirements of the Sarbanes-Oxley Act 2002 ("SOX"), including U.S. Securities and Exchange Commission ("SEC") rules under SOX, as well as issuer standards of the TSX Corporate Governance Rules (the "TSX Rules"). The Corporation will continue to strive to meet the corporate governance guidelines recommended by Canadian Securities Administrators.

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As a Canadian corporation listed on the New York Stock Exchange, Gammon is not required to comply with most of the NYSE corporate governance standards, so long as it complies with Canadian corporate governance practices. In order to claim such an exemption, however, Gammon must disclose the significant differences between its corporate governance practices and those required to be followed by U.S. domestic companies under the NYSE corporate governance standards. The Corporation’s NYSE Statement of Governance Differences is available on the Corporation’s website, www.gammongold.com/governance.php. They also incorporate some best practices derived from the NYSE rules and comply with applicable rules adopted by the SEC to give effect to the provisions of SOX. The following section describes the Corporation’s corporate governance practices.

INDEPENDENCE OF THE BOARD OF DIRECTORS

The Board of Directors of Gammon is responsible for overseeing Management of the Corporation and determining the Corporation’s strategy and for determining whether or not each director is independent. In making this determination, the Board of Directors has adopted the definition of "independence" as set forth in NI 58-101 and NP 58-201, which recommends that a majority of the Board of Directors be considered "independent". In applying this definition, the Board considers all relationships of the directors of Gammon, including business, family and other relationships. As the date of this Management Information Circular, there are 6 directors on the Board, 2 of whom are considered independent and 4 of whom are considered nonindependent. Gammon’s Board of Directors has not adopted the director independence standards contained in Section 303A.02, "Independence Tests", of the NYSE Listed Corporation Manual. This has been noted in the Corporation’s NYSE Statement of Governance Differences which is available by visiting the Corporation’s website, www.gammongold.com/governance.php. The independent directors meet separately following each regularly scheduled Board and Audit Committee meeting, or when appropriate.

			Attendance at Board of
			Director Meetings held during
			Most Recently Completed	Other Reporting Issuers of
		Basis for Determination of	Financial Year(2)	which the Director currently
Name of Director	Independent	Independence(1)	(%)	serves as a director
Fred George	No	Officer of Gammon	100%	N/A

René Marion	No	Officer of Gammon	100%	N/A

Luis Chavez	No	Director of Mexican subsidiary of	100%	N/A
		Gammon
Kent L. Noseworthy	Yes	No direct or indirect material	100%	N/A
		relationship with Gammon
Canek Rangel	No	Indirect material relationship with	100%	N/A
		Gammon
George Elliott(3)	Yes	No direct or indirect material	100%	Esperanza Silver Corp.
		relationship with Gammon

Notes:

  To be considered independent, a member of the Board of Directors must not have any direct or indirect "material relationship" with the Corporation. A "material relationship" is a relationship which could, in the view of the Board of Directors, be reasonably expected to interfere with the exercise of a director’s independent judgment. In addition, in order to be considered independent, a member of the Board of Directors must meet the NYSE definition of independence, which is comparable to the foregoing definition.

  The Board of Directors meets at least once each calendar quarter and following the annual meeting of Shareholders of the Corporation. The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs which the Corporation faces from time to time. During the year ended December 31, 2008, the Board of Directors met twelve (12) times.

  George Elliott was appointed to the Board on August 6, 2008 and therefore did not attend meetings conducted prior to that date, but did attend 5 of the 5 meetings conducted after his appointment.

A majority of the Board of Directors of the Corporation is non-independent. As at April 14, 2009, of the six (6) directors of the Corporation, two (2) are independent and four (4) are non-independent. To facilitate the functioning of the Board of Directors independently of Management, the following structures and processes are in place:

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when appropriate, members of Management, are not present for the discussion and determination of certain matters at meetings of the Board of Directors. During the most recently completed financial year, fourteen (14) meetings of the independent directors were held as noted in Meetings without Management table above;

  under the by-laws of the Corporation, any three directors may call a meeting of the Board of Directors;

  the independent directors meet independent of non-independent directors for in camera sessions following each regularly scheduled Board and Committee meeting;

  the Audit Committee consists entirely of independent directors; and

  in addition to the above standing Committees of the Board of Directors, independent committees are appointed from time to time, when appropriate.

The Corporation does not have an independent chairperson. Mr. Fred George is the Chairman of the Board of Directors and the President of the Corporation. The Board of Directors believes that there are substantial benefits to the Corporation with Mr. George serving in both of those positions given the history and knowledge Mr. George has of the Corporation’s business and affairs, and the entrepreneurial nature of the Corporation.

MANDATE OF THE BOARD OF DIRECTORS

The duties and responsibilities of the Board of Directors are:

  to supervise the Management of the business and affairs of the Corporation; and

  to act with a view towards the best interests of the Corporation.

In discharging its mandate, the Board of Directors is responsible for the oversight and review of the development of, among other things, the following matters:

  the strategic planning process of the Corporation;

  identifying the principal risks of the Corporation’s business and ensuring the implementation of appropriate systems to manage these risks;

  succession planning, including appointing, training and monitoring senior Management;

  a communications policy for the Corporation to facilitate communications with investors and other interested parties; and

  the integrity of the Corporation’s internal control and Management information systems.

The Board of Directors also has the mandate to assess the effectiveness of the Board of Directors as a whole, its Committees and the contribution of individual directors.

POSITION DESCRIPTIONS

The Board of Directors has developed written position descriptions for the Chairman, the Chair of each Board Committee, the Chief Executive Officer, the President and the Chief Financial Officer.

EXPECTATIONS OF MANAGEMENT

The Board of Directors has charged Management with responsibility for the efficient management of the business and affairs of the Corporation and the identification and proposal of initiatives for the Corporation to secure opportunities as they arise. In order for the Board of Directors to effectively carry out its mandate, it regularly assesses the abilities of, and communicates those assessments to, Management.

The Board of Directors recognizes the value of direct input from Management as it serves to assist the Board of Directors in its deliberations. Where appropriate, members of Management are invited to attend meetings of the Board of Directors to provide their input on various matters.

In addition to those matters which, by law, must be approved by the Board of Directors, the approval of the Board is also required for:

  the Corporation’s annual business plan and budget;

  major acquisitions or dispositions by the Corporation; and

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  transactions which are outside of the Corporation’s existing business.

To ensure the directors exercise independent judgment in considering transactions and agreements in which a director or officer has a material interest, all such matters are considered and approved by the independent directors.

The Corporation believes that it has adopted corporate governance procedures and policies which encourage ethical behaviour by the Corporation’s directors, officers and employees.

DIRECTOR NOMINATION PROCESS

The Board of Directors of Gammon continually seeks to identify new Board candidates that could assist the Corporation through mining, financial, strategic and public corporation experience. The identification and recruitment process is carried on informally through business and industry contacts of the Corporation’s directors and officers. The Chief Executive Officer, the Nominating & Corporate Governance Committee or other members of the Board of Directors identify the need to add new Board members, with careful consideration of the mix of qualifications, skills and experience represented on the Board of Directors. Selected members of Management and the Board of Directors interview prospective candidates. The Nominating & Corporate Governance Committee recommends the nominee based on its discussions with Management and other members of the Board and seeks full Board endorsement of the selected candidate, based on its judgment as to which candidate will best serve the interests of the Corporation’s Shareholders.

The Board of Directors has determined that directors should possess the following minimum qualifications:

  the highest personal and professional ethics, integrity and values;

  commitment to representing the long term interest of the Shareholders;

  broad experience at the policy-making level in finance, business, government, education, technology or public interest; and

  sufficient time to effectively fulfill duties as a Board member. The Nominating & Corporate Governance Committee considers any candidates submitted by a Shareholder on the same basis as any other candidate.

Any shareholder proposing a nomination should submit such candidate’s name, along with a curriculum vitae or other summary of qualifications, experience and skills, by mail to the Corporation, 1701 Hollis Street, PO Box 2067, Halifax, Nova Scotia, B3J 2Z1, or by email, info@gammongold.com.

ORIENTATION AND CONTINUING EDUCATION

Management provides new directors with an overview of their role as a member of the Board and its Committees, and the nature and operation of the Corporation’s business and affairs. New directors also have the opportunity to discuss the Corporation’s affairs with legal counsel and the representatives of the Corporation’s external auditors. New directors are also provided with opportunities to visit the mine sites and are invited to have discussions with the Corporation’s operating personnel.

Continuing education for directors is provided through provision of literature regarding current developments, when available. The Chief Executive Officer of the Corporation takes primary responsibility for the orientation and continuing education of directors and officers.

RETIREMENT AGE

The Corporation does not have a retirement policy for directors of the Board.

CODE OF CONDUCT

The Board of Directors of the Corporation has adopted a written code for the directors, officers, employees and consultants of the Corporation. The Corporate Code of Conduct is available on the Corporation’s website, www.gammongold.com. Gammon Gold’s Board of Directors and Audit Committee are responsible for ensuring compliance with the Corporation’s Code of Conduct. The Corporation is not aware of any departures from the Code of Conduct during the year ended December 31, 2008. The Gammon Gold Board of Directors reviews and approves updates to the Corporate Code of Conduct, which is redistributed to directors, officers, employees and consultants for signing on an annual basis.

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BOARD EFFECTIVENESS

In 2008 the Corporation established and conducted an assessment process to determine the effectiveness of the Board, its Committees and the individual directors. This assessment is conducted annually through a confidential survey prepared and administered by a third party, where the Board and its Committees are assessed as a whole, and directors assess each other on an individual basis. In addition the Corporation discloses Director Attendance at Board and Committee meetings each year.

COMMITTEES OF THE BOARD OF DIRECTORS

The Board of Directors has four (4) standing committees:

  the Audit Committee;

  the Nominating & Corporate Governance Committee;

  the Compensation Committee; and

  the Environmental, Health & Safety Committee.

From time to time, when appropriate, ad hoc committees of the Board of Directors are appointed by the Board of Directors.

Audit Committee

Overview

The Audit Committee of the Corporation’s Board of Directors is principally responsible for:

a)

recommending to the Corporation’s Board of Directors the external auditor to be nominated for election by the Corporation’s Shareholders at each Annual Meeting and negotiating the compensation of such external auditor;

b)

overseeing the work of the external auditor;

c)

reviewing the Corporation’s annual and interim financial statements, Management’s Discussion & Analysis and press releases regarding earnings before they are reviewed and approved by the Board of Directors and publicly disseminated by the Corporation; and

d)

reviewing the Corporation’s financial reporting procedures to ensure adequate procedures are in place for the Corporation’s public disclosure of financial information extracted or derived from its financial statements, other than disclosures described in the previous paragraph.

During fiscal 2008, the Audit Committee met six (6) times.

The purpose of the Audit Committee is to assist the Board of Directors’ oversight of:

  the integrity of Gammon Gold’s financial statements;

  Gammon Gold’s compliance with legal and regulatory requirements;

  the qualifications and independence of Gammon Gold’s independent auditors; and

  the performance of the independent auditors and Gammon Gold’s internal audit function.

In accordance with NI 52-110, disclosure of audit fees and other matters related to the composition and operation of the Corporation’s Audit Committee is set out below.

The Audit Committee’s Charter

The Corporation’s Board of Directors has adopted a Charter for the Audit Committee, which sets out the Committee’s mandate, organization, powers and responsibilities. The complete Audit Committee Charter is attached as Schedule "A" to this Management Information Circular.

Composition of the Audit Committee

As at December 31, 2008, the members of the Audit Committee were André Falzon (Chair), George Elliott and Kent Noseworthy. On April 13, 2009, André Falzon resigned as a director of the Board and Audit Committee Chair due to personal reasons. He will be replaced by Patrick O’Neil immediately after the Meeting, if he is elected to the Board of Directors at the Meeting. Mr. Elliott is chairing the Audit Committee in the interim. In 2008 all the members were, and all current members are, independent and financially literate, as required by SEC Rule 10A-3, the NYSE Company Manual Section 303A.07 and NI 52-110. The Board of Directors has determined that Mr. O’Neil is also independent and financially literate as required by the foregoing rules.

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Name of Member	Independent(1)	Financially Literate(2)(3)
Patrick O’Neil (proposed)	Yes	Yes
George Elliott	Yes	Yes
Kent Noseworthy	Yes	Yes
André Falzon (resigned)	Yes	Yes

Notes:

  To be considered independent, a member of the Audit Committee must not have any direct or indirect "material relationship" with the Corporation. A "material relationship" is a relationship which could, in the view of the Board of Directors of the Corporation, be reasonably expected to interfere with the exercise of a member’s independent judgment. In addition in order to be considered independent a member of the Board of Directors must meet the SEC and OSC definition of independence, which is comparable to the foregoing definition. Each member completes a Director Confirmation Form annually to update the Corporation on their independence status.

  To be considered financially literate, a member of the Audit Committee must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised in the Corporation’s financial statements.

  Each year the members of the Audit Committee complete a Director Confirmation Form, where each member provides an annual update on new financial programs or courses they have taken throughout the year to enhance their financial literacy experience.

Relevant Education and Experience

Each member of the Audit Committee of the Corporation has sufficient experience to provide (i) an understanding of the accounting principles used by the Corporation to prepare its financial statements, (ii) an ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves, (iii) experience in analyzing and evaluating financial statements of the breadth and complexity of issues reasonably expected to be raised in the Corporation’s financial statements, and (iv) an understanding of internal controls and procedures for financial reporting.

  Mr. Patrick O’Neil brings over 40 years of financial experience with him to Gammon Gold Inc. Since October 2008, Mr. O’Neil has occupied the role of Principal at Stonegate Private Counsel LP. Previously, as Managing Partner of the Halifax office of PricewaterhouseCoopers, Mr. O’Neill was responsible for audit and consulting engagements for multinational companies and major Atlantic region corporations.

  Kent L. Noseworthy is a practicing corporate/commercial lawyer with over twenty years of experience in advising corporate clients on business law and governance issues;

  George Elliott is a seasoned business leader with 35 years of experience in legal affairs and corporate finance throughout a variety of industries; and

  André Falzon has over 20 years of practical financial and management experience, particularly within the mining industry and is a Chartered Accountant.

Audit Committee Oversight

Since the commencement of the Corporation’s most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Corporation’s Board of Directors.

Reliance on Certain Exemptions

Since the resignation of Mr. Andre Falzon on April 13, 2009 and until the appointment of a new Audit Committee Chair, the Corporation has, and will continue to rely on the exemption set out in NI 51-110, Section 3.5 (Death, Disability or Resignation of Audit Committee Member). However since the commencement of the Corporation’s most recently completed financial year, the Corporation has not relied on any of the exemptions set out in Section 2.4 (De Minimis Non-audit Services), Section 3.2 (Initial Public Offerings), Section 3.4 (Events Outside Control of Member), subsection 3.3(2) (Controlled Companies), Section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances), or Section 3.8 (Acquisition of Financial Literacy) of NI 52-110, or an exemption from this Instrument, in whole or in part, granted under Part 8 (Exemptions) of NI 52-110.

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Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described in the section titled "Specific Duties – Oversight of the Independent Auditor" in the Charter of the Audit Committee.

External Auditor Service Fees (By Category)

The following table discloses the fees charged to the Corporation by its external auditor during the fiscal year ended December 31, 2008; and the fiscal year ended December 31, 2007:

Financial Year Ending	Audit Fees (1)	Audit Related Fees (2)	Tax Fees (3)	All Other Fees(4)
December 31, 2008	$408,228	$Nil	$138,356	$Nil
December 31, 2007	$568,374	$236,555	$88,925	$27,060

Notes:

  The aggregate fees billed for audit services, including fees relating to the review of quarterly financial statements.

  The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not disclosed in the "Audit Fees" column.

  The aggregate fees billed for tax compliance, tax advice, and tax planning services.

  For the fiscal year ended December 31, 2007 these services included due diligence services.

Nominating & Corporate Governance Committee

During the year ended December 31, 2008, the Nominating & Corporate Governance Committee met one (1) time.

The purpose of the Nominating & Corporate Governance Committee is:

  to assist in identifying and recommendation of individuals to the Board of Directors for nomination as members of the Board of Directors and its committees (other than the Nominating & Corporate Governance Committee);

  to review and set out recommendations for the remuneration of the Directors of the Board of Gammon; and

  to develop and recommend to the Board of Directors a set of corporate governance principles applicable to Gammon.

The Committee shall be advisory to the Board and, in such capacity, is responsible for:

a)

Proposing to the full Board new nominees to the Board of Directors;

b)

Implementing a process to assess the effectiveness of the Board as a whole, the Committees of the Board and the contribution of individual directors;

c)

Establishing an orientation and education program for new recruits to the Board;

d)

Examining the size of the Board and undertaking, where appropriate, a program to establish a Board size which facilitates effective decision-making;

e)

Reviewing the adequacy and form of compensation of the directors and ensuring the compensation realistically reflects the responsibilities and the risks involved in being a director;

f)

Developing the Corporation’s approach to governance issues;

g)

Approving the "Statement of Corporate Governance Practices" contained in the Corporation’s Management Information Circular; and

h)

Annually reviewing and approving of the position descriptions of the Chairman, CEO, CFO, COO, Vice President of Finance and Committee Chairs and the mandates of the Board of Directors, Nominating & Corporate Governance Committee, Compensation Committee, Environmental Health & Safety Committee, and the Audit Committee.

Composition of the Nominating & Corporate Governance Committee

The Nominating & Corporate Governance Committee is comprised of Kent Noseworthy (Chair), George Elliott and Canek Rangel. Messrs. Elliott and Noseworthy are unrelated and independent members of the Board of Directors and therefore a majority of the members of the Nominating & Corporate Governance Committee are independent of Management of the Corporation. Mr. Rangel is not independent as defined in the NYSE Company Manual Section 303A.02 "Independence Tests" as required by Section 303A.04 "Nominating/Corporate Governance Committee". This has been noted in the Corporation’s NYSE Statement of Governance Differences which can be found on the Corporation’s website, www.gammongold.com/governance.php.

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Compensation Committee

During the year ended December 31, 2008, the Compensation Committee met four (4) times.

The purposes of the Compensation Committee are to make recommendations to the Board of Directors relating to the remuneration of:

  the President, Chief Executive Officer, Chief Financial Officer and Chief Operating Officer of Gammon; and

  members of senior Management of Gammon.

The Compensation Committee has the authority to:

  conduct or authorize research or investigation into any matter within the scope of its mandate or responsibility; and

  at the Corporation’s expense, retain independent consultants or others to advise the Compensation Committee.

The mandate and administrative responsibility of this Committee is to:

a)

review and approve overall policies in respect of senior and executive Management’s compensation. Such activities shall be primarily focused upon:

  base annual salaries;

  annual Management incentive programs;

  long term Management incentive programs;

  executive stock option plans;

  executive Management pension plan arrangements;

  executive Management health and life insurance benefits;

  senior and executive Management prerequisites; and

  diversity in the organization.

b)

provide advice to the senior and executive Management of the Corporation in relation to the terms and conditions of employment for senior and executive Management which are designed to achieve the growth and profitability objectives of the Corporation and secure such key employees’ long term organizational commitment;

c)

monitor and review senior and executive Management training and development and succession planning, and provide advice as appropriate;

d)

review recommendations of senior and executive Management related to annual salary increases and incentive payments and ensure these are consistent with approved corporate policies and programs;

e)

review at least annually the investment performance, regulatory compliance, communication provided to employees and plan administration of any pension plans;

f)

review and approve the appointment of the Corporation’s officers;

g)

review and approve compensation disclosure contained in the Management Information Circular, including the Report on Executive Compensation, the Statement of Officers’ Compensation, Employment Agreements, Stock Option Plans, Retirement Plans and any executive and senior officers’ indebtedness;

h)

annually review the mandate of this Committee; and

i)

assume other assignments as delegated by the Board of Directors.

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Composition of the Compensation Committee

The Compensation Committee is comprised of George Elliott (Chair), Kent Noseworthy, Canek Rangel. Messrs. Elliott and Noseworthy are unrelated and independent members of the Board of Directors and therefore a majority of the members of the Compensation Committee are independent of Management of the Corporation. Mr. Rangel is not independent as defined by the NYSE Corporation Manual Section 303A.02 "Independence Tests" as required by Section 303A.05 "Compensation Committee", this has been noted in the Corporation’s NYSE Statement of Governance Differences which is available by visiting the Corporation’s website, www.gammongold.com/governance.php.

Environmental, Health & Safety Committee

During the year ended December 31, 2008, the Environmental, Health & Safety Committee met three (3) times.

The purpose of the Environmental, Health & Safety Committee is to monitor the implementation and Management of the Corporation’s policies relating to health, safety and environmental matters. In particular, the Health, Safety and Environment Committee has the authority and responsibility for:

  ensuring that appropriate and effective health, safety and environmental policies and procedures are in place, operational and supported by sufficient resources;

  reviewing and monitoring the health, safety and environmental policies and procedures of the Corporation and reporting to the Board of Directors with any recommendations relating to those policies and procedures;

  reviewing material incidents relating to health, safety and environmental issues and reporting to the Board of Directors with any recommendations relating to those incidents;

  promoting and supporting improvements to the Corporation’s health, safety and environmental record; and

  arranging, implementing and overseeing environmental audits at any of the operations of the Corporation.

Composition of the Environmental, Health & Safety Committee

The Environmental, Health & Safety Committee is comprised of Canek Rangel (Chair), Kent Noseworthy and René Marion.

SHAREHOLDER COMMUNICATIONS

The Board of Directors has authorized the Chief Executive Officer to represent the Corporation in its communications with Shareholders and members of the investment community. In addition, the CEO and other members of Management meet regularly with investors and other interested parties to receive and respond to inquiries and comments. The Corporation seeks to ensure that all inquiries and concerns receive a complete and timely response from the appropriate member of Management.

The Board of Directors reviews the Corporation’s significant communications with investors and the public, including the Corporation’s Annual Information Form, Management’s Discussion & Analysis, Management Information Circular, annual audited financial statements and quarterly unaudited financial statements.

INTEREST OF MANAGEMENT & OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer, holder of securities of more than 10% of any class of outstanding voting securities or any associate or affiliate thereof of the Corporation has any interest, directly or indirectly, in material transactions with the Corporation or any of its direct or indirect wholly-owned subsidiaries, other than the following transactions, which were in the normal course of operations.

The Corporation paid or has payable the following amounts to directors for services other than in their capacity as directors, and companies controlled by or related to directors:

	December 31	December 31	December 31
	2008	2007	2006
Production costs – labour(1)	$33,761,686	$31,147,564	$19,509,027
Mining interests – labour(1)	1,167,359	2,437,344	3,717,149
Production costs – consumables(2)	14,655,237	2,032,928	3,040,831
Capital assets(3)	94,350	24,838	916,127
	$49,678,632	$35,642,674	$27,183,134

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Notes:

  The Corporation pays a third party company owned by the brother of Mr. Fred George, a director of the Corporation, for the provision of workers in the Mexican operations at cost plus 10%.

  The Corporation pays two third party companies owned by the father of Mr. Canek Rangel, a director of the Corporation, for the provision of lubricant and fuel, the prices of which are regulated in Mexico.

  The Corporation paid a third party company owned by the father of Mr. Canek Rangel, for the provision and construction of production and support facilities.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

During the year ended December 31, 2008, no director or officer of the Corporation was indebted to the Corporation or any of its subsidiaries, nor did the Corporation or any of its subsidiaries guarantee the indebtedness of any director or officer.

DIRECTORS' AND OFFICERS' INSURANCE AND INDEMNIFICATION

The Corporation, together with its subsidiary companies, maintain Directors & Officers liability insurance for the benefit of its Directors & Officers and the Corporation when permitted by law. The amount of insurance purchased in 2008 was US$20,000,000, in aggregate limit (US$10,000,000, primary and US$10,000,000, excess). The policy has two retention clauses applicable under the Corporate Indemnity Coverage: one of US$250,000 for all Securities Claims regardless of whether filed in Canada or the USA, and US$100,000 for all other Claims also regardless of where they are filed. There is no retention applicable for individual directors and officers where indemnification is not provided by the Corporation. The policies are written on a claims made basis. In 2008, the insurance premiums for primary coverage was US$119,500 and US$85,000 for excess coverage and did not distinguish between directors as a group or officers as a group.

In accordance with the provisions of the Companies Act (Quebec), Gammon's by-laws provide that Gammon shall indemnify a director, senior executive or officer, a former director, senior executive or officer, or a person who acts or acted at the request of the Corporation as a director, senior executive or officer of a body corporate of which the Corporation is or was a shareholder or creditor (or a person who undertakes or has undertaken any liability on behalf of the Corporation or my such body corporate) and the heirs and legal representatives of such person, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director, senior executive or officer of the Corporation or such body corporate, if he acted honestly and in good faith with a view to the best interests of the Corporation; and in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty he had reasonable grounds for believing that his conduct was lawful.

On September 12, 2008, in addition to the indeminity provisions set out in the Corporation’s by-law, a separate indemnity agreement was entered into by all directors and officers of the Corporation, which sets out the circumstances and manner in which the director or officer may be indemnified in respect of certain liabilities or expenses which they may incur as a result of acting as a director or officer of the Corporation or its subsidiaries. Except in respect of an action by or on behalf of the Corporation to procure a judgment in its favour against the director or officer, or except as otherwise provided in the indemnity agreement, the Corporation agrees to indemnify and hold the directors and officers harmless, to the fullest extent permitted by law, including but not limited to the indemnity under the Act, from and against any and all losses which the director or officer may reasonably suffer, sustain, incur or be required to pay in respect of any claim, provided that the indemnity provided for in the agreement will only be available if: (i) the director or officer acted honestly and in good faith with a view to the best interests of the Corporation; and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the director or officer had reasonable grounds for believing that their conduct was lawful.

OTHER BUSINESS

The form of proxy accompanying this Circular confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of the Meeting or other matters which may properly come before the Meeting. Management of the Corporation knows of no matter to come before the Meeting or of any amendment or variation to matters identified in the Notice of the Meeting, other than the matters referred to in the Notice of the Meeting. However, if matters not now known to Management should properly come before the Meeting, common shares represented by proxies solicited by Management will be voted on each such matter in accordance with the best judgment of the person voting such common shares.

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ADDITIONAL INFORMATION

Additional information relating to the Corporation filed under its continuous disclosure obligations is available on SEDAR (the System for Electronic Document Analysis and Retrieval, which has been established by the Canadian Securities Administrators) at www.sedar.com. This information is also filed with the Securities and Exchange Commission on EDGAR (the Electronic Data Gathering, Analysis, and Retrieval system) at www.sec.gov. Upon request to the Corporation, the Corporation will provide this information, without charge, to any Shareholder. Such written request should be directed to the attention of Gammon Gold Inc., 1701 Hollis, PO Box 2067, Halifax, Nova Scotia, B3J 2Z1.

BOARD OF DIRECTORS APPROVAL

The contents of this Management Information Circular and the sending thereof to the Shareholders of the Corporation have been approved by the Board of Directors of the Corporation.

DATED this 14th day of April, 2009.

/s/ Fred George
FRED GEORGE
Chairman and President

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SCHEDULE "A"	AUDIT COMMITTEE CHARTER

The Audit Committee (hereinafter referred to as the "Committee") has the responsibilities and duties as outlined below:

Mandate

  To perform such duties as may be required by applicable legislation and regulations.
  To assist the Board of Directors in fulfilling its oversight responsibilities for:
    the integrity of the financial statements;
    compliance with legal and regulatory requirements relating to financial disclosure;
    the external auditors’ independence, performance and fees;
    the system of internal control for financial reporting; and
    monitoring the effectiveness of the Corporation’s disclosure controls and procedures.
  To perform such other duties as may from time to time be assigned to the Audit Committee by the Board.

Composition

The Committee shall be composed of three or more directors, appointed by the Board on the recommendation of the Nominating and Corporate Governance Committee. All members of the Committee shall not be an officer or employee of the Corporation. All members must be independent. Independence of the Board members will be defined with applicable legislation and at a minimum each Committee member shall have no direct or indirect relationship with the Corporation which in the view of the Board could reasonably interfere with the exercise of a member’s independent judgment except as otherwise permitted by applicable laws.

All members of the Audit Committee shall be financially literate (as defined by applicable legislation).

If an Audit Committee member ceases to be independent for reasons outside the member’s reasonable control, the member shall tender their resignation to the Chair of the Nominating and Corporate Governance Committee immediately upon the event which caused the member to not be independent. Any non-independent directors can participate with the Committee as observers.

Members are reappointed annually by the Board, with such appointments to take effect immediately following the Annual General Meeting of Shareholders. Members shall hold office until the earlier of the time which their successors are appointed or they cease to be directors of the Corporation. Vacancies of members of the Audit Committee may be filled for the remainder of the current term of appointment by the Board, upon recommendation of the Nominating and Corporate Governance Committee.

Authority

The Committee has authority to:

1.

Conduct or authorize investigations into any matters within its scope of responsibility.

2.

Appoint, compensate, and oversee the work of any registered public accounting firm employed by the organization.

3.

At the Corporation’s expense, as determined by the Committee, retain independent counsel, accountants, or others to advise the Committee or assist in carrying out its duties or assist in the conduct of an investigation.

4.

Meet with Management, external auditors, or outside counsel, as necessary.

5.

Call a meeting of the Board to consider any matter of concern to the Audit Committee.

Meetings

Meetings of the Audit Committee may be called by:

  The Chair

  Any member of the Audit Committee

  The external auditor

A-1

SCHEDULE "A"	AUDIT COMMITTEE CHARTER

The time and place of meetings of the Committee and the procedure at such meetings shall be determined from time to time by the members thereof provided that:

1.

A quorum for meetings shall be the majority of the members, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and hear each other.

2.

The Committee shall meet quarterly or more frequently as circumstances dictate.

3.

Notice of the time and place of every meeting shall be given in writing or by telephone, facsimile, email or other electronic communication to each member of the Committee at least 24 hours in advance of such meeting, provided however, that a member may in any matter waive a notice of meeting. Attendance of a member at a meeting is a waiver of notice of meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

The external auditors shall be invited to attend and be heard at every Audit Committee meeting, and have the opportunity to discuss matters with the Audit Committee without the presence of Management at each meeting. The Audit Committee will meet in-camera with the external auditors at each meeting. The Secretary of the Corporation shall act as Secretary of the Audit Committee and minutes of the Audit Committee shall be recorded and maintained by the Secretary.

Responsibilities

1.

As required by the Board, the external auditor reports directly to the Audit Committee.

2.

The Audit Committee must recommend to the Board of Directors:

a.

the external auditor to be nominated for purposes of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation; and

b.

the compensation of the external auditor.

3.

The Audit Committee is directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing the Auditor’s Report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between Management and the external auditor regarding financial reporting.

4.

The Audit Committee must pre-approve all non-audit services to be provided to the Corporation or its subsidiary entities by the Corporation’s external auditor. The Audit Committee has delegated to the Chair of the Committee the authority to pre-approve the non-audit services, with such pre-approval presented to the Audit Committee at the next scheduled Audit Committee meeting following such pre-approval.

De minimis non-audit services satisfy the pre-approval requirement provided:

a.

the aggregate amount of all these non-audit services that were not pre-approved is reasonably expected to constitute no more that 5% of the total audit fees paid by the Corporation and its subsidiaries to the Corporation’s external auditor during the fiscal year in which the services are provided;

b.

the Corporation or subsidiaries of the Corporation, as the case may be, did not recognize the services as non-audit services at the time of the engagement; and

c.

the services are promptly brought to the attention of the Audit Committee of the Corporation and approved, prior to the completion of the audit, by the Audit Committee, who has been granted authority to pre-approve non-audit engagements.

The Audit Committee has instructed Management that, to obtain pre-approval, Management must detail the work to be preformed by the external auditor and obtain the assurance from the external auditor that the proposed work does not impair their independence.

A-2

SCHEDULE "A"	AUDIT COMMITTEE CHARTER

5.

The Audit Committee reviews and recommends to the Board approval of the Corporation’s financial statements, MD&A and related annual and interim press releases prior to the disclosure of this information. It also ensures that adequate procedures are in place for the review of financial information extracted or derived from the Corporation’s financial statements, contained in the Corporation’s other financial disclosures and must periodically assess the adequacy of those procedures.

6.

The Audit Committee must establish procedures for:

a.

the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal controls or auditing matters; and

b.

the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

7.

The Audit Committee must review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Corporation.

8.

The Audit Committee shall report to the Board on the proceedings of each Audit Committee meeting and on the Audit Committee’s recommendations at the next regularly scheduled Board meeting.

9.

The Audit Committee shall review the National Instrument 52-110 – Audit Committees disclosure required in the Corporation’s Annual Information Form.

A-3

SCHEDULE "B"	RESOLUTION TO APPROVE SHARE-BASED EXECUTIVE COMPENSATION ARRANGEMENT

BE IT RESOLVED AS AN ORDINARY RESOLUTION OF DISINTERESTED SHAREHOLDERS THAT:

1.

The issuance of up to 727,245 common shares of the Corporation to executive officers of the Corporation in satisfaction of their 2008 annual incentive bonus in the allocations set forth in this Management Information Circular, at a price per share equal to the market price of the common shares on the Toronto Stock Exchange determined as of the date approval was obtained by the Board of Directors, which was December 8, 2008, in accordance with the Toronto Stock Exchange Company Manual and each executive’s Bonus Settlement Agreement, as more fully described in the Corporation’s Management Information Circular dated April 14, 2009, be and the same is hereby approved; and

2.

Each of the directors and officers of the Corporation be and they are hereby authorized to do all acts and things and execute all documents as may be necessary or desirable in their opinion to give effect to the foregoing.

B-1

SCHEDULE "C"	EMPLOYEE SHARE PURCHASE PLAN

1.

Purpose

The Gammon Gold Inc. Employee Share Purchase Plan (the "Plan") is intended to provide an incentive for officers, directors, employees and consultants of Gammon Gold Inc. (the "Corporation") and its participating subsidiaries, to acquire or increase their ownership in the Corporation through the purchase of common shares of the Corporation. The purpose of the Plan is to provide officers, directors, employees and consultants with an opportunity to become an owner in the Corporation and to invest in the Corporation’s future by becoming a shareholder.

2.

Definitions

As used in this Plan, the following terms shall have the meanings given to them below:

a)

"Account" means the account recorded in the records of the Administrator established on behalf of a Participant to which the amount of the Participant’s payroll deductions and purchases of Common Shares shall be credited, and any distributions of Common Shares and withdrawals shall be charged.

b)

"Administrator" means the third party company hired to perform administrative duties required under the Plan.

c)

"Base Salary" means regular gross earnings or base salary of a Participant, excluding payments for overtime, shift differentials, incentive compensation, bonuses, and other special payments, fees, allowances or extraordinary compensation.

d)

"Benefits Representative" means the Participant Benefits Coordinator of the Corporation or any such other person, regardless of whether employed by the Corporation, who has been formally, or by operation or practice, designated by the Corporation to assist with the day-to-day administration of the Plan.

e)

"Board" means the Board of Directors of the Corporation.

f)

"Common Share" means the common share of the Corporation.

g)

"Consultant" means an individual who provides consulting services to the Corporation.

h)

"Corporation" means Gammon Gold Inc., a corporation incorporated under the laws of Quebec, and any successor thereto.

i)

"Director" means a member of the Board.

j)

"Disability" means any complete and permanent disability.

k)

"Effective Date" means July 1, 2009, the inception date of the Plan.

l)

"Employee" means any employee who is currently in Employment with the Corporation.

m)

"Employer" means the Corporation, its successors, any future parent corporation of the Corporation and each current or future Subsidiary which has been designated by the Board or the Corporation as a participating employer in the Plan.

n)

"Employer’s Contribution" means, in respect of a Participant, the amount credited to a Participant’s Account each Quarter by the Employer, being an amount equal to 75% of the Participant’s Contribution.

o)

"Employment" means employment as an employee or officer by the Corporation or a Subsidiary as designated in such entity’s payroll records, or by any corporation issuing or assuming rights or obligations under the Plan. In this regard, neither the transfer of a Participant from employment by the Corporation to employment by a Subsidiary, nor the transfer of a Participant from employment by a Subsidiary to employment by the Corporation, shall be deemed to be a termination of employment of the Participant. Moreover, the employment of a Participant shall not be deemed to have been terminated because of absence from active employment on account of temporary illness or during authorized vacation, temporary leaves of absence from active employment granted by Corporation or a Subsidiary for reasons of professional advancement, education, health, or government service, or during any period required to be treated as a leave of absence which, by virtue of any valid law or agreement, does not result in a termination of employment.

Any worker treated as an independent contractor by the employer who is later re-classified as a common-law employee shall not be in employment during any period in which such worker was treated by the employer as an independent contractor.

C-1

SCHEDULE "C"	EMPLOYEE SHARE PURCHASE PLAN

p)

"Market Price" means the prevailing market price at the time of either a purchase or sale of Common Shares.

q)

"Officer" means any officer of the Corporation, including, without limitation, the Chief Executive Officer, President, Chief Financial Officer, and Chief Operating Officer of the Corporation.

r)

"Participant" means any Director, Officer, Employee or Consultant.

s)

"Participant’s Contribution" means the amount credited to a Participant’s Account each Quarter out of the Participant’s Base Salary, being the Participant’s quarterly Base Salary multiplied by the Payroll Deduction Rate.

t)

"Payroll Deduction Rate" means the percentage of a Participant’s quarterly Base Salary to be deducted each Quarter as the Participant’s Contribution.

u)

"Plan" means the Gammon Gold Inc. Employee Share Purchase Plan, as set forth herein, and all amendments hereto.

v)

"Quarter" means a quarter of the Corporation’s fiscal year.

w)

"Stock" means the common shares of the Corporation.

x)

"Subsidiary" means any domestic or foreign corporation (other than the Corporation) which is included in an unbroken chain of corporations beginning with the Corporation if each of the corporations other than the last corporation in the unbroken chain owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of capital stock in one of the other corporations in such chain and (ii) which has been designated by the Board or the Corporation as a corporation whose officers, directors, employees and consultants are eligible to participate in the Plan.

y)

"Termination Date" with respect to a Participant means the date on which the Participant ceases to be a Participant.

3.

Eligibility

Participation in the Plan is voluntary. Only individuals who are Participants as of the first day of a quarter may participate in the Plan as of such day. Individuals who have completed their three-month probationary period, if any, will be eligible to participate in the Plan; however if an individual’s probationary period ends after the first day of a quarter, then the individual will only be eligible to participate in the Plan as of the first day of the next quarter. Each individual who ceases to be a Participant and who subsequently once more becomes a Participant shall be treated as a new Participant for eligibility purposes under the Plan.

4.

Participation

a)

Payroll Deduction Authorization. To enroll in the Plan, a Participant shall execute and deliver to the Benefits Representative, on the form prescribed for such purpose, a payroll deduction authorization. Such authorization must specify the Participant’s chosen Payroll Deduction Rate, and such other information as is required to be provided by the Participant on such form. The Payroll Deduction Rate chosen must be expressed in whole numbers as a percentage, and must not be less than 1% nor or more than 10% of the Participant’s Base Salary. Upon receipt by the Benefits Representative, the payroll deduction authorization form shall authorize the Corporation to deduct from the Participant’s Base Salary and credit to the Participant’s Account the amount of the Participant’s Contribution authorized by such form.

C-2

SCHEDULE "C"	EMPLOYEE SHARE PURCHASE PLAN

b)

Account. Once the Participant has enrolled in the Plan, the Corporation shall direct the Administrator to open an Account for that Participant to record the transactions occurring under the Plan.

c)

Employment and Stockholders Rights. Nothing in the Plan will confer on a Participant the right to continue in the employ of the Employer or will limit or restrict the right of the Employer to terminate the Employment of a Participant at any time with or without cause. A Participant will have no interest in any Common Share to be purchased under the Plan or any rights as a shareholder with respect to such Common Share until the Common Share has been purchased and credited to the Participant’s Account.

5.

Payroll Deductions.

a)

Participant Contributions by Payroll Deductions. On the first day of each Quarter after a Participant has delivered his payroll deduction authorization in accordance with Section 4(a), the Corporation shall deduct the Participant’s Contribution from the Participant’s Base Salary and shall credit such Participant’s Contribution to the Participant’s Account.

b)

No Other Participant Contributions Permitted. Each Participant’s Contributions will be credited to the Participant’s Account under the Plan. A Participant may not make any separate cash payment into such Account.

c)

Changes in Participant Contributions. A Participant may increase, decrease, suspend, or resume Payroll Contributions under the Plan by giving written notice to the Benefits Representative at such time and in such form as the Corporation or Benefits Representative may prescribe from time to time. Such increase, decrease, suspension or resumption will be effective as of the first day of the payroll period as soon as administratively practicable after receipt of the Participant’s written notice. Participants shall be entitled to change their Payroll Deduction Rate no more than two times per calendar year.

d)

Continuing Effect of Payroll Deduction Authorization. The deduction and crediting of Participant’s Contributions for a Participant will commence with the first payroll period of the Quarter commencing after the Participant delivers the payroll deduction authorization in accordance with Section 4(a), and will continue until the payroll period in which the Participant (i) elects to end such deductions and credits pursuant to the terms of the Plan or (ii) ceases to be a Participant.

6.

Employer Contributions

On the first day of each Quarter after a Participant has delivered his payroll deduction authorization in accordance with Section 4(a), the Corporation shall credit the Employer’s Contribution to the Participant’s Account.

7.

Issuance of Common Shares

a)

Maximum Number of Shares. The maximum number of Common Shares that may be issued under the Plan shall be 1,250,000.

b)

Use of Cash Contributions; Purchase Price. All cash contributions to the Plan, including Participant’s Contributions, Employer’s Contributions and any other such payment that may be permitted from time to time, shall be used to purchase Common Shares from treasury. Common Shares will be purchased on the last day of each Quarter at a price equal to the volume-weighted average trading price of the Common Shares on the Toronto Stock Exchange, for Participants residing in Canada, or the New York Stock Exchange, for Participants residing in the United States or other countries, for the 5 consecutive trading days immediately preceding the last day of the Quarter (the "Purchase Price").

c)

No Fractional Shares. Fractional Common Shares will not be issued; all fractions will be rounded down to the nearest whole Common Share. Any funds remaining in the Participant’s Account as a result will be held in the Participant’s Account until the next purchase period.

d)

Fees and Commissions. The Corporation shall be responsible for all fees and commissions in relation to a purchase of Common Shares pursuant to the Plan.

C-3

SCHEDULE "C"	EMPLOYEE SHARE PURCHASE PLAN

8.

Vesting

a)

Participant Shares. Common Shares purchased with Participant’s Contributions will be designated as "Participant Shares" and will vest immediately with the Participant.

b)

Employer Shares. Common Shares purchased with Employer’s Contributions will be designated as "Employer Shares" and will vest immediately with the Participant.

9.

Ownership of Shares

A Participant will be the beneficial owner of all Common Shares purchased under his or her Account under the Plan and will have all rights of beneficial ownership in such shares as of the date such shares are purchased. As a beneficial owner all rights of a shareholder of the Common Shares shall vest with the participant on the date such shares are credited to the Participant’s Account. As such the Participant shall be entitled to vote the Common Shares held in his Account, and the Corporation and Administrator will arrange for the Participant to receive the relevant information in regard to such action.

10.

Withdrawals Under the Plan

a)

Vested Shares. Subject to compliance with applicable laws, Participants are entitled to sell all Participant Shares and Employer Shares held in their Account at any time.

b)

Sale Requests. Participants are entitled to request a sale of Participant Shares and Employer Shares held in their Account on the open market by delivering to the Administrator a written request in the form prescribed by the Administrator. Such shares will be sold as soon as is administratively practical after receipt of the request. The sale price for such Common Shares shall be the prevailing market price at the time of such sale.

c)

Certificate Requests. Participants are entitled to obtain a certificate representing the Participant Shares and Employer Shares held in their Account by delivering to the Administrator a written request in the form prescribed by the Administrator. Such certificates will be issued and delivered to the Participant as soon as is administratively practical after receipt of the request.

d)

Administrative Fees. Participants are responsible for any fees or commissions relating to the sale of their Participant Shares and Employer Shares, whether the sale was carried out by the Participant or by the Corporation or the Administrator upon the Participant’s request.

11.

Termination of Employment

a)

General Rule. Upon a Participant ceasing to be a Participant for any reason, such Participant’s right to participate in the Plan will immediately terminate.

b)

Termination Due to Retirement, Death or Disability. If a Participant ceases to be a Participant due to (i) retirement from Employment on or after their attainment of age 65, (ii) death or (iii) disability, the Participant (or the Participant’s personal representative or legal guardian in the event of disability, or the Participant’s beneficiary or the administrator of their will or executor of their estate in the event of death), will have the right to elect to withdraw or sell all the Common Shares credited to the Participant’s Account as of the Termination Date.

C-4

SCHEDULE "C"	EMPLOYEE SHARE PURCHASE PLAN

The Participant (or applicable legal representative as described above) must make such election in the form prescribed by the Administrator. In the event that no such written notice of election is received by the Administrator within 30 days of the Participant’s termination of employment date, the Participant (or such other designated person) will automatically be deemed to have elected to withdraw the balance of Common Shares in the Participant’s Account as of the Termination Date. Thereafter, any accumulated cash and Common Shares credited to the Participant’s Account as of the Termination Date will be delivered to, or on behalf of, the Participant as soon as administratively practicable. In all cases share balances will be delivered in certificate form, and cash will be paid in lieu of any fractional share balances.

c)

Termination Other Than for Retirement, Death or Disability. If a Participant ceases to be a Participant for any reason other than retirement, death, or disability, the Participant will have the right to elect to withdraw or sell only the Participant Shares credited to the Participant’s Account as of the Termination Date. The Participant shall not be permitted to withdraw or sell any of the Employer Shares credited to the Participant’s Account. The Participant must make such election in the form prescribed by the Administrator. In the event that no such written notice of election is received by the Administrator within 30 days of the Termination Date, the Participant will automatically be deemed to have elected to withdraw the balance of the Participant Shares held in the Participant’s Account as of the Termination Date. Thereafter, any accumulated cash derived from the Participant’s Contributions credited to the Participant’s Account as of the Termination Date will be delivered to, or on behalf of, the Participant as soon as administratively practicable. In all cases share balances will be delivered in certificate form and cash will be paid in lieu of any fractional share balances.

d)

Rehired Participants. Any Participant who ceases to be a Participant and who subsequently once more becomes a Participant shall be treated as a new Participant for purposes of eligibility to participate in the Plan.

12.

Interest

No interest will be paid or allowed on any money paid into the Plan or credited to the Account of any Participant.

13.

Administration of the Plan

a)

Authority of the Board of Directors. Subject to the provisions of the Plan, the Board shall have the plenary authority to (a) interpret the Plan, (b) make such rules as it deems necessary for the proper administration of the Plan, (c) make all other determinations necessary or advisable for the administration of the Plan, (d) amend the Plan in accordance with Section 18 of the Plan, and (e) correct any defect or supply any omission or reconcile any inconsistency in the Plan in the manner and to the extent that the Board deems advisable. Any action taken or determination made by the Board pursuant to this and the other provisions of the Plan shall be conclusive on all parties. By express written direction, or by the day-to-day operation of Plan administration, the Board may delegate the authority and responsibility for the day-to-day administrative or ministerial tasks of the Plan to a Benefits Representative and/or an Administrator, including a brokerage firm or other third party engaged for such purpose.

b)

Decisions Binding. All determinations and decisions made by the Board shall be made in its discretion pursuant to the provisions of the Plan, and shall be final, conclusive and binding on all persons including the Participants, and their estates and beneficiaries.

14.

Transferability

No cash or Common Shares credited to a Participant’s Account, nor any rights to receive Common Shares under the Plan, may be assigned, transferred, pledged, or otherwise disposed of in any way by the Participant other than by will or the laws of descent and distribution. Any such attempted assignment, transfer, pledge, or other disposition will be void and without effect.

15.

Changes in the Corporation’s Capital Structure

In the event of any reclassification or change of the Common Shares, the Plan shall thereafter entitle Participants to purchase, through their Accounts, the securities of the Corporation of the appropriate class or classes resulting from said reclassification or change as the Participants would have been entitled to receive had the Participants been the holders of record of Common Shares immediately before such reclassification or change.

C-5

SCHEDULE "C"	EMPLOYEE SHARE PURCHASE PLAN

In the event of any capital reorganization of the Corporation at any time while any Option is outstanding, not otherwise covered in this Section 15 or a consolidation, amalgamation or merger of the Corporation with or into any other entity, the Plan shall thereafter entitle Participants to purchase, through their Accounts, the securities of the appropriate class or classes or property of the entity resulting from such capital reorganization, consolidation, amalgamation, or merger or, as the case may be, that the Participants would have been entitled to receive on such capital reorganization, consolidation, amalgamation, or merger if, on the record date or the effective date thereof, they had been the registered holders of Common Shares.

In the event that the Corporation takes any action affecting the Common Shares at any time, other than any action described above, which in the opinion of the Board would materially affect the rights of the Participants, the rights of the Participants under the Plan will be adjusted in such manner, if any, and at such time, as the Board may determine, but subject in all cases to any necessary regulatory and shareholder approval. Failure to take such action by the Board so as to provide for an adjustment on or prior to the effective date of any action by the Corporation affecting the Common Shares will be conclusive evidence that the Board has determined that it is equitable to make no adjustment in the circumstances.

The Corporation shall take such steps in connection with such transactions as the Corporation shall deem necessary or appropriate to assure that the provisions of this section are effectuated for the benefit of the Participants.

16.

Plan Expenses

The expenses of the Plan shall be paid by the Corporation except as otherwise provided herein or under the terms and conditions of any agreement entered into between a Participant and any Administrator engaged to administer Accounts. All funds received or held by the Corporation under the Plan shall be included in the general funds of the Corporation free of any trust or other restriction, and may be used for any corporate purpose.

17.

Term of the Plan

The Plan shall become effective as of July 1, 2009, subject to approval by the Board and shareholder and stock exchange approval.

18.

Amendment or Termination of the Plan

a)

Termination or Amendment Without Shareholder Approval. The Board shall have the authority to terminate the Plan at any time, or to make the following amendments to the Plan, without the prior approval of the Participants or the shareholders of the Corporation:

i.

any amendment which is intended to ensure compliance with applicable laws, regulations or policies, including but not limited to the rules and policies of any stock exchange on which the Common Shares are listed for trading;

ii.

any amendment which is intended to provide additional protection to shareholders of the Corporation (as determined at the discretion of the Board);

iii.

any amendment which is intended to remove any conflicts or other inconsistencies which may exist between any terms of the Plan and any provisions of any applicable laws, regulations or policies, including but not limited to the rules and policies of any stock exchange on which the Common Shares are listed for trading;

iv.

any amendment which is intended to cure or correct any typographical error, ambiguity, defective or inconsistent provision, clerical omission, mistake or manifest error;

v.

any amendment which is not expected to materially adversely effect the interests of the shareholders of the Corporation;

vi.

any amendment which is intended to facilitate the administration of the Plan; and

C-6

SCHEDULE "C"	EMPLOYEE SHARE PURCHASE PLAN

vii.

subject to Section 18(b), any amendment to the terms of the Plan, including but not limited to any amendment to the definitions of the terms used in the Plan, the dates on which Participants may become eligible to participate in the Plan, the procedure for enrolling in the Plan, the minimum and maximum permitted Payroll Deduction Rate, the amount of Participants' Contributions and Employer's Contributions and the procedures for making, changing, processing, holding and using such contributions, vesting, the rights of holders of Participant Shares and Employer Shares, the rights to sell or withdraw Common Shares and cash credited to a Participant's Account and the procedures for doing the same, the interest payable on cash credited to a Participant's Account, the transferability of Common Shares, contributions or rights under the Plan, the adjustments to be made in the event of certain transactions, Plan expenses, restrictions on corporate action, or use of funds.

C-7

SCHEDULE "C"	EMPLOYEE SHARE PURCHASE PLAN

b)

Amendments Requiring Shareholder Approval. Notwithstanding Section 18(a):

iii.

no termination, modification, or amendment of the Plan shall adversely affect the rights of a Participant with respect to Common Shares previously purchased under the Plan without such Participant’s written consent; and

iv.

no modification or amendment to the following provisions of the Plan shall be effective unless and until the Corporation has obtained the approval of the shareholders of the Corporation in accordance with the rules and policies of the stock exchanges on which the Common Shares are listed for trading:

i.

the definition of "Participant" or any defined term comprised in such definition which would have the potential of broadening or increasing participation by insiders of the Corporation (as such term is defined in the applicable securities laws);

ii.

the aggregate maximum number of Common Shares that may be purchased pursuant to the Plan;

iii.

the Purchase Price at which Common Shares may be purchased pursuant to the Plan;

iv.

the rights of a Participants to withdraw Participant Shares and accumulated cash credited to the Participant's Account if the Participant ceases to be a Participant for any reason other than retirement, death, or disability;

v.

the extension of any right of a Participant under the Plan beyond the date on which such right would originally have expired;

vi.

the addition of a cashless exercise feature, payable in cash or securities, if such feature does not provide for a full deduction of the number of underlying Common Shares from the aggregate maximum number of Common Shares authorized and reserved for issuance under the Plan; and

vii.

the addition of, or amendments to the provisions for, any form of financial assistance, other than changes to the Employer's Contributions.

19.

No Restriction on Corporate Action

Subject to the Plan, nothing contained in the Plan shall be construed to prevent the Board or the Corporation from taking any corporate action which is deemed by the Corporation to be appropriate or in its best interest, whether or not such action would have an adverse effect on the Plan or any option granted under the Plan. No Participant, beneficiary or other person shall have any claim against any Employer as a result of any such action.

20.

Use of Funds

All Participant’s Contributions received or held by the Corporation under the Plan may be used by the Corporation for any corporate purpose, and the Corporation will not be obligated to segregate such Participant’s Contributions.

21.

Miscellaneous

a)

Headings. Any headings or subheadings in this Plan are inserted for convenience of reference only and are to be ignored in the construction or interpretation of any provisions hereof.

b)

Governing Law. This Plan shall be governed and construed in accordance with the laws of the Province of Quebec to the extent not preempted by federal law.

c)

Regulatory Approvals and Compliance. The Corporation’s obligation to sell and deliver Common Shares under the Plan is at all times subject to all approvals of and compliance with the (i) regulations of any applicable stock exchanges and (ii) any governmental authorities required in connection with the authorization, issuance, sale or delivery of such Common Shares, as well as federal, state and foreign securities laws.

d)

Severability. In the event that any provision of this Plan shall be held illegal, invalid, or unenforceable for any reason, such provision shall be fully severable, but shall not affect the remaining provisions of the Plan, and the Plan shall be construed and enforced as if the illegal, invalid, or unenforceable provision had not been included herein.

e)

No Guarantee of Tax Consequences. The Board, the Corporation and any subsidiary of the Corporation do not make any commitment or guarantee that any tax treatment will apply or be available to any person participating or eligible to participate in the Plan, including, without limitation, any tax imposed by Canada or any other country thereof, any estate tax, or any tax imposed by a foreign government.

f)

No Guarantee against Market Fluctuation. The Board, the Corporation and any subsidiary of the Corporation do not make any commitment or guarantee against market fluctuation of the Common Shares. Participants are advised to consider their overall investment position prior to joining the Plan, and are encouraged to consult with an independent investment advisor prior to making any investment decision concerning the Plan.

g)

Statements. The Corporation shall arrange for Participants to receive a record of their Account on a Quarterly basis. The Corporation reserves the right to amend the frequency of the statements so long as Participants receive a record of their Account on at least an annual basis.

C-8

SCHEDULE "D"	RESOLUTION TO APPROVE EMPLOYEE SHARE PURCHASE PLAN

BE IT RESOLVED AS AN ORDINARY RESOLUTION OF DISINTERESTED SHAREHOLDERS THAT:

1.

The Employee Share Purchase Plan of the Corporation and the reservation of 1,250,000 common shares of the Corporation for issuance thereunder, as more fully described in the Corporation’s Management Information Circular dated April 14, 2009, be and the same is hereby approved; and

2.

Each of the directors and officers of the Corporation be and they are hereby authorized to do all acts and things and execute all documents as may be necessary or desirable in their opinion to give effect to the foregoing.

D-1